UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	December 19, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

DISCLOSEABLE AND CONNECTED TRANSACTION

DISPOSAL OF THE ENTIRE EQUITY INTEREST IN

EASTERN LOGISTICS

Independent Financial Adviser

to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular.

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳) at 9:00 a.m. on Tuesday, 17 January 2017. Notice of the EGM dated 30 November 2016 setting out the resolution to be approved at the EGM, the proxy form and the attendance slip have been despatched on 30 November 2016 and are also published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com).

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

19 December 2016

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the Latest Practicable Date;

“CEA Holding Group”	means CEA Holding and its subsidiaries;

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Ltd.*), a controlled subsidiary of Eastern Logistics, which is a wholly-owned subsidiary of the Company as at the Latest Practicable Date;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Consideration”	RMB2,432,544,211.50, being the consideration of the Disposal;

“controlling shareholder”	has the meaning ascribed to it under the Listing Rules;

“Disposal”	has the meaning ascribed to it in the section headed “The Disposal” in the “Letter from the Board” in this circular;

“Disposal Agreement”	means the share transfer agreement dated 29 November 2016 entered into between the Company and the Purchaser in relation to the Disposal;

“Disposal Group”	means Eastern Logistics together with its subsidiaries, the details of which are set out in the section headed “Information on the Disposal Group” in the “Letter from the Board” in this circular;

DEFINITIONS

“Directors”	means the directors of the Company;

“Eastern Express”	means 上海東航快遞有限公司 (China Eastern Express Co., Ltd.*), a wholly-owned subsidiary of Eastern Logistics, which is a wholly-owned subsidiary of the Company as at the Latest Practicable Date;

“Eastern Logistics”	means 東方航空物流有限公司 (Eastern Air Logistics Co., Ltd.*), a wholly-owned subsidiary of the Company as at the Latest Practicable Date, being the target company of the Disposal;

“EGM”	means the extraordinary general meeting of the Company to be convened for the purpose of approving, the Disposal Agreement and the transactions contemplated thereunder;

“Further Announcement”	means the further announcement of the Company dated 19 December 2016 in relation to the Relevant Valuation;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Board Committee”	means the independent board committee of the Company comprising the independent non-executive Directors formed to advise the Independent Shareholders in respect of the Disposal Agreement and the transactions contemplated thereunder;

“Independent Financial Adviser” or “Octal Capital”	means Octal Capital Limited, the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO;

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associate(s), if any;

“Latest Practicable Date”	means 15 December 2016, being the latest practicable date for ascertaining certain information included herein before the printing of this circular;

DEFINITIONS

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“Purchaser” or “Eastern Airlines Industry Investment”	Eastern Airlines Industry Investment Company Limited* ( 東方航空產業投資有限公司 ), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of CEA Holding as at the Latest Practicable Date;

“Relevant Valuation”	the valuation of Shanghai Eastern Transport, Eastern Express and China Cargo Airlines as at 30 June 2016, the appraised value of which was included as the long-term equity investments of Eastern Logistics in the Valuation Report;

“RMB”	means Renminbi yuan, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Eastern Transport”	means 上海東方航空運輸有限公司 (Shanghai Eastern Airlines Transport Co., Ltd.*), a wholly-owned subsidiary of Eastern Logistics, which is a wholly-owned subsidiary of the Company as at the Latest Practicable Date;

“Shanghai Listing Rules”	means the Rules Governing the Listing of Stocks on Shanghai Stock Exchange;

“Shareholder(s)”	means the shareholder(s) of the Company;

“Valuation Report”	means the valuation report on Eastern Logistics dated 6 October 2016 issued by the Valuer;

“Valuer”	means Beijing Pan-China Assets Appraisal Co., Ltd* (北京天健興業資產評估有限公司); and

%	means per cent.

*	For identification purpose only

LETTER FROM THE BOARD

Directors:		Legal address:
Liu Shaoyong	(Chairman)	66 Airport Street
Ma Xulun	(Vice Chairman, President)	Pudong International Airport
Li Yangmin	(Director, Vice President)	Shanghai
Xu Zhao	(Director)	PRC
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)	Head office:
Tian Liuwen	(Director, Vice President)	92 Konggang 3rd Road
Changning District
Independent non-executive Directors:		Shanghai
Li Ruoshan		PRC
Ma Weihua
Shao Ruiqing		Principal place of business
Cai Hong Ping		in Hong Kong:
Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and
transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

19 December 2016

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION

DISPOSAL OF THE ENTIRE EQUITY INTEREST IN

EASTERN LOGISTICS

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 29 November 2016 (the “Announcement”) in relation to the discloseable and connected transaction of the Company and the further announcement of the Company dated 19 December 2016 (the “Further Announcement”) in relation to the Relevant Valuation. The Company hereby issues this circular to the Shareholders containing further information of the discloseable and connected transaction contemplated under the Disposal Agreement and to convene the EGM to seek approval from Independent Shareholders in respect of the Disposal Agreement and the transactions contemplated thereunder.

LETTER FROM THE BOARD

Letter from the Independent Board Committee to the Independent Shareholders has been included in this circular. Octal Capital has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on whether the terms of the Disposal Agreement and the transactions contemplated thereunder are on normal commercial terms and are fair and reasonable and whether the Disposal is in the interests of the Company and its Shareholders as a whole and is conducted in the ordinary and usual course of business of the Group. The letter of advice from Octal Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

The purposes of this circular are:

(i)	to provide you with further information in relation to the Disposal Agreement and the transactions contemplated thereunder;

(ii)	to set out the letter from Octal Capital to the Independent Board Committee and the Independent Shareholders;

(iii)	to set out the recommendation of the Independent Board Committee after taking into account the advice from Octal Capital; and

(iv)	to seek your approval of the ordinary resolution in relation to the Disposal Agreement and the transactions contemplated thereunder, which has been set out in the notice of EGM dated 30 November 2016.

2.	THE DISPOSAL

On 29 November 2016, the Company entered into the Disposal Agreement with the Purchaser, pursuant to which, the Company conditionally agreed to sell, and the Purchaser conditionally agreed to purchase, the entire equity interest in Eastern Logistics at a consideration of RMB2,432,544,211.50. There is no security or pledge over or any other limitations on the transfer of the equity interests in Eastern Logistics, nor is there any litigation, arbitration or judicial measures such as seizure or freezing involved, nor is there any other situation that would otherwise impede the transfer of title. Upon completion of the Disposal, Eastern Logistics will cease to be a subsidiary of the Company.

LETTER FROM THE BOARD

3.	THE DISPOSAL AGREEMENT

The principal terms of the Disposal Agreement are set out as follows:

Date

29 November 2016

Parties

Vendor:	The Company

Purchaser:	Eastern Airlines Industry Investment Company Limited* (東方航空產業投資有限公司), a wholly-owned subsidiary of CEA Holding

Consideration

The Consideration is RMB2,432,544,211.50, determined with reference to the Valuation Report.

According to the Valuation Report, the asset-based approach has been adopted by the Valuer to appraise the value of the Disposal Group. In appraising the value of a number of subsidiaries of Eastern Logistics, including Shanghai Eastern Transport, Eastern Express and China Cargo Airlines, the income approach has been adopted by the Valuer.

According to the Valuation Report, the book value (based on the financial statements of Eastern Logistics) and appraised value of the net assets of Eastern Logistics as at 30 June 2016, being the market value of the entire shareholders’ equity of Eastern Logistics as at 30 June 2016, were approximately RMB837.5763 million and RMB2,432.5442 million, respectively. In particular, Shanghai Eastern Transport, Eastern Express and China Cargo Airlines have been covered under the scope of appraisal of long-term equity investments. As of 30 June 2016, the book value (based on the financial statements of Eastern Logistics) and appraised value of long-term equity investments were approximately RMB61.0537 million and RMB307.0401 million, respectively. As at 30 June 2016, the entire shareholders’ equity in China Cargo Airlines was appraised, using the income approach, at RMB-399,033,042.08. According to the Company Law of the PRC, “the Shareholders’ equity of a limited liability company is limited to zero.” Accordingly, the appraised value of China Cargo Airlines under long-term equity investments is zero. The respective appraised value of Shanghai Eastern Transport and Eastern Express, based on the free net cashflow of the respective entities in certain future years, are RMB204,705,361.76 and RMB102,334,704.53, respectively.

LETTER FROM THE BOARD

Conditions precedent to the Disposal

The Disposal Agreement shall become effective on the date of satisfaction of all of the conditions below:

(a)	having obtained the approval from the competent authorities in charge of state-owned assets in the PRC in respect of the Disposal; and

(b)	having obtained the approval from the Independent Shareholders at the EGM as required under the rules and regulations of the relevant stock exchanges applicable to the Company in respect of the Disposal Agreement and the Disposal.

Completion and payment of consideration

Upon the Disposal Agreement becoming effective, the parties to the Disposal Agreement will proceed with completion as soon as practicable.

The Consideration will be payable by the Purchaser in cash by way of transfer into the bank account as designated by the Company within five working days from the date on which the Disposal Agreement becomes effective. Where the Purchaser fails to pay the Consideration as stipulated under the Disposal Agreement, the Company shall be entitled to a penalty from the Purchaser, which is to be calculated based on the interest rate applicable to bank borrowings during the same period.

The Company and the Purchaser will, as soon as practicable after the completion of the Disposal, complete the necessary filing and registration in relation to the change of shareholder of Eastern Logistics with the relevant authority under the State Administration for Industry and Commerce (工商行政管理部門). The completion of the Disposal Agreement will take place upon completion of the registration of change of shareholders of Eastern Logistics at the relevant authority under the State Administration for Industry and Commerce.

For the period from 30 June 2016 to the date of completion of registration of change of industrial and commercial matters, profit and loss related to the Disposal Group shall be enjoyed and assumed by the Purchaser. The Company is obliged to manage, in good faith, the entire equity interest and shareholders’ equity in Eastern Logistics and the corporate assets of Eastern Logistics under the Disposal Agreement.

Arrangements in relation to the outstanding account receivables and account payables

As of 30 June 2016, Eastern Logistics and China Cargo Airlines owed to the Company and its subsidiaries (excluding the Disposal Group) the outstanding non-operational account payables in an amount of RMB267 million and outstanding operational account payables (after offsetting the outstanding operational account payables owed by the Company and its subsidiaries (excluding the Disposal Group) to Eastern Logistics and China Cargo Airlines) in an amount of RMB1,105 million. The Company expects that the account receivables and the account payables will continue to accrue from 30 June 2016 to 31 December 2016.

LETTER FROM THE BOARD

The parties to the Disposal Agreement have agreed to the following repayment arrangements in respect of the outstanding non-operational account payables and operational account payables:

(a)	in respect of non-operational account payables, Eastern Logistics and China Cargo Airlines shall settle respectively their respective non-operational account payables with the Company accrued up to 31 December 2016 within five working days from the date on which the Disposal Agreement becomes effective. The payables shall be verified and recognized by both parties as of 31 December 2016;

(b)	in respect of operational account payables, the parties shall verify and recognize the operational account payables as of 31 December 2016, and on an accrual basis, the operational payables between each of Eastern Logistics and China Cargo Airlines and the Company shall be settled according to the following arrangements:

(i)	Eastern Logistics and China Cargo Airlines, respectively, and the Company shall repay each other 50% of such outstanding amount before 30 June 2017; and

(ii)	Eastern Logistics and China Cargo Airlines, respectively, and the Company shall repay each other the remaining balance before 31 December 2017. In the event that Eastern Logistics and China Cargo Airlines fail to pay the Company the abovementioned operational payables in full by 31 December 2017, the Purchaser shall pay the outstanding amount in full to the Company.

In the event that Eastern Logistics and China Cargo Airlines fail to perform certain obligations under the Disposal Agreement, and the Purchaser fails to repay such amounts to the Company on behalf of Eastern Logistics and China Cargo Airlines as stipulated under relevant terms of the Disposal Agreement, the Company shall be entitled to a penalty from the Purchaser, which is to be calculated based on the interest rate applicable to bank borrowings during the same period.

LETTER FROM THE BOARD

4.	PRINCIPAL ASSUMPTIONS ADOPTED IN THE VALUATION OF THE LONG-TERM EQUITY INVESTMENTS OF EASTERN LOGISTICS IN THE VALUATION REPORT

Details of the principal assumptions (including assumptions upon which the Relevant Valuation is based) are set out as follows:

General assumptions

(a)	Transaction assumption: assuming that all assets to be valued are in the course of transaction and the evaluation assessed by the Valuer is based on simulated market including terms of transaction of the appraised assets.

(b)	Open market assumption: open market assumption is an assumption for the conditions of assets proposed to enter the market and how the assets will be affected under such market conditions. Open market refers to the fully developed and sound market conditions, which is a competitive market with voluntary purchasers and sellers, and in which purchasers and sellers are of equal standing and have opportunities and time to access sufficient market information; parties to the transaction trade voluntarily, rationally, under no compulsion and without restriction.

(c)	Continuous use assumption: continuous use assumption is an assumption about the conditions of assets proposed to enter the market and status of the assets under such market conditions. It is assumed that, firstly, the evaluated assets are under use, and secondly, the assets under use will be used continuously. Under the continuous use assumption, change of uses of assets and the best conditions of use are not taken into account, and the scope of use of the appraisal result is limited.

(d)	Going-concern assumption: an evaluation made on the overall assets of enterprise as the appraisal target. That means the enterprise, as the business entity, continues to operate towards its business goals under the external environment it is in. The business operator is responsible for and capable of taking up obligations; the enterprise operates in a lawful manner and makes appropriate profit to maintain the ability to operate in ongoing concern.

LETTER FROM THE BOARD

Assumptions of income approach

(a)	There is no material change to the relevant prevailing laws, regulations and policies, and in the macroeconomic trend of the PRC; there is no material change in political, economic and social environment of the regions where the parties to this transaction are in; there are no other unforeseen circumstances or force majeure to cause material adverse changes.

(b)	In respect of the actual situation of assets on the valuation reference date (i.e. 30 June 2016), it is assumed that the enterprise will operate in ongoing concern.

(c)	It is assumed that the operators of the relevant companies are responsible and the managements of the relevant companies have the ability to fulfill their duties.

(d)	Unless otherwise illustrated, it is assumed that the relevant companies are in full compliance with all relevant laws and regulations.

(e)	It is assumed that the accounting policies to be adopted by the relevant companies in the future will be basically consistent with those adopted in compiling the Valuation Report in material respects.

(f)	It is assumed that on the basis of the existing way of management and governance level of the relevant companies, the scope and manner of operation is in line with the current directions.

(g)	There are no material changes in the relevant interest rate, exchange rate, tax bases and tax rates and policy-based levies.

(h)	There are no other force majeure factors and unforeseen factors that can lead to material adverse changes to the enterprise.

(i)	It is assumed that the forecast annual cash flow of the enterprise is generated in the period.

(j)	It is assumed that the products or services of the enterprise can maintain the existing competitive edges after the valuation reference date (i.e. 30 June 2016).

(k)	It is assumed that the appraised entity can continue to control the resources it owns (including human resources, sales network and customer resources etc.), to maintain its core competitive edges.

(l)	The appraised entity executes the development of the transformed business of the logistics business division as scheduled.

LETTER FROM THE BOARD

As disclosed herein, in appraising the value of a number of subsidiaries of Eastern Logistics, including Shanghai Eastern Transport, Eastern Express and China Cargo Airlines, the income approach has been adopted by the Valuer. In the Valuation Report, discounted cash flow method was adopted for the valuation of Shanghai Eastern Transport, Eastern Express and China Cargo Airlines and free net cashflow has been selected for the calculation. Accordingly, the requirements under Rules 14.60A and 14.62 of the Listing Rules are applicable.

The Company issued the Further Announcement on 19 December 2016 in compliance with the requirements under Rule 14.60A and 14.62 of the Listing Rules.

In accordance with Rule 14.62(2) of the Listing Rules, the Company’s reporting accountants, Ernst & Young, has reviewed the calculations upon which the Relevant Valuation set out in the Valuation Report is based. The letter issued by Ernst & Young in respect of the calculations upon which the Relevant Valuation is based is set out in Appendix II of this circular.

In accordance with Rule 14.62(3) of the Listing Rules, the Board has reviewed the Relevant Valuation and confirms that the Relevant Valuation in the Valuation Report has been made by the Board after due and careful enquiry. The letter from the Board is set out in Appendix III of this circular.

5.	INFORMATION ON THE DISPOSAL GROUP

The following diagram shows the relationship between the Company and the Disposal Group as well as the simplified shareholding and corporate structure of the Disposal Group as at the Latest Practicable Date:

LETTER FROM THE BOARD

The following diagram shows the relationship between the Company and the Disposal Group and the simplified shareholding and corporate structure of the Disposal Group upon completion of the Disposal:

(a)	Eastern Air Logistics Co., Ltd.* (東方航空物流有限公司) (“Eastern Logistics”)

Date of Incorporation:	23 August 2004

Type of Enterprise:	Limited liability company

Registered Capital:	RMB1,150,000,000

Business Scope:	Warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokerage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services), common cargo transport.

LETTER FROM THE BOARD

As of the Latest Practicable Date, the details of the principal subsidiaries of Eastern Logistics are as follows:

(b)	Shanghai Eastern Airlines Transport Co., Ltd.* (上海東方航空運輸有限公司) (“Shanghai Eastern Transport”)

Date of Incorporation:	12 April 1999

Type of Enterprise:	Limited liability company

Registered Capital:	RMB5,000,000

Business Scope:	Common cargo transport, cargo loading & unloading, transport service for goods controlled by customs, cargo transport agency and air-ground service etc.

(c)	China Eastern Express Co., Ltd.* (上海東航快遞有限公司) (“Eastern Express”)

Date of Incorporation:	10 January 1995

Type of Enterprise:	Limited liability company

Registered Capital:	RMB23,000,000

Business Scope:	International air express transport, international cargo transport agency, passenger & freight chartered flight, international air passenger & freight transport sales agency and goods packing etc.

(d)	China Cargo Airlines Co., Ltd.* ( 中國貨運航空有限公司) (“China Cargo Airlines”)

Date of Incorporation:	22 July 1998

Type of Enterprise:	Limited liability company

Registered Capital:	RMB3,000,000,000

Business Scope:	International (regional) and domestic air cargo & mail transport services.

LETTER FROM THE BOARD

6.	FINANCIAL INFORMATION ON THE DISPOSAL GROUP

The key financial data of the Disposal Group for the three years ended 31 December 2015 (based on the consolidated financial statements of the Disposal Group), which were prepared according to the Accounting Standards for Business Enterprises, were as follows:

	For the	For the	For the
	year ended	year ended	year ended
	31 December	31 December	31 December
	2013	2014	2015
	(audited)	(audited)	(audited)
	In hundred	In hundred	In hundred
	million RMB	million RMB	million RMB

Operating revenue	69.52	71.35	63.56
Net profit	-4.43	0.49	2.13
Total assets	57.22	49.89	48.93
Net assets	0.19	-0.11	2.16

The key financial data of the Disposal Group for the six months ended 30 June 2016, which were prepared according to the Accounting Standards for Business Enterprises, were as follows:

	Based on the consolidated financial statements of the Disposal Group (audited) In hundred million RMB	Based on the financial statements of Eastern Logistics (audited) In hundred million RMB
Operating revenue	26.14	8.97
Net profit	2.72	-2.08
Total assets	48.96	22.19
Net assets	4.83	8.38

The Disposal Group’s net profit for 2015 (based on the consolidated financial statements of the Disposal Group) included a one-off subsidy revenue in the amount of RMB251 million. Net profit for the first half of 2016 (based on the consolidated financial statements of the Disposal Group) included a one-off subsidy revenue in the amount of RMB215 million.

LETTER FROM THE BOARD

As at 30 June 2016, the audited consolidated net asset value of the Disposal Group, prepared according to the Accounting Standards for Business Enterprises, was approximately RMB483 million. Based on the Valuation Report prepared by the Valuer, as of 30 June 2016, the appraised value of the Disposal Group was approximately RMB2,432.5442 million.

The net profits (both before and after taxation) of the Disposal Group for the two years ended 31 December 2015 and six months ended 30 June 2016, which were prepared according to the Accounting Standards for Business Enterprises, were as follows:

			For the
	For the	For the	six months
	year ended	year ended	ended
	31 December	31 December	30 June
	2014	2015	2016
	(audited)	(audited)	(audited)
	RMB	RMB	RMB

Net profit (before taxation)	169,643,726	296,734,174	385,805,861
Net profit (after taxation)	48,987,034	213,275,604	272,158,416

7.	FINANCIAL IMPACT OF THE DISPOSAL

Assuming that the Company sets 30 June 2016 as record date for completion of the Disposal, it is expected that the financial statements prepared according to the Accounting Standards for Business Enterprises of the Company will record a gain before taxation of approximately RMB1,949.5 million as a result of the Disposal, which represents the difference between the Consideration and the audited net asset value of the Disposal Group as at 30 June 2016 based on the consolidated financial statements of the Disposal Group.

The Disposal will be put forward to the EGM to be convened by the Company on 17 January 2017 for consideration and approval. The transfer of equity interest under the Disposal shall be subject to approval from the competent authorities in charge of state-owned assets and approval from the Shareholders at the EGM. Accordingly, the Disposal will have no effect on the operating results for the year 2016 of the Company and is expected to affect the operating results for the year 2017 of the Company.

The actual gain or loss in connection with the Disposal will be assessed after the completion of the Disposal and is subject to audit. Upon completion of the Disposal, each of the entities in the Disposal Group will cease to be a subsidiary of the Company and the financial results of the Disposal Group will no longer be consolidated into the financial statements of the Group.

The proceeds from the Disposal in the total sum of RMB2,432,544,211.50 will be used as the general working capital of the Group.

LETTER FROM THE BOARD

8.	REASONS FOR AND BENEFITS OF THE DISPOSAL

(a)	Further improving the Company’s operational performance

Since the financial crisis in 2008, global economic growth has slowed down. The global cargo and mail traffic volume has maintained only a modest growth and there has been a decrease in the income generated from freight transportation. At the same time, the transporting capacity of international and domestic air cargo market has grown at substantially faster pace than the market demand, resulting in a continuous downturn of market rate of freight transportation and there is unlikely to be a substantial growth of the market in the short term. Traditional air cargo enterprises encounter difficulties in their operations as they only offer airport-to-airport transportation services.

Eastern Logistics has endeavoured to change its business model in recent years. However, due to the relatively low competitiveness and risk resistance, its market share in the freight market has been shrinking and its operational prospect is unclear. As a result, Eastern Logistics has not fully accomplished the goal of its transformation. In particular, China Cargo Airlines, a subsidiary of Eastern Logistics, suffered large amount of cumulative losses during the period from 2011 to 2015, translating to a relatively high debt ratio that affected the overall operating performance of the Company.

Therefore, the implementation of the Disposal is a specific measure and reasonable option for the Company to cope with the poor conditions of the air freight market and is beneficial in improving the overall operational performance of the Company.

(b)	Concentrating on the Company’s air passenger transportation business

Since it commenced the operation of freight logistics business, the Company has always been upholding the strategy of “balancing the development of cargo and passenger services”, hoping to drive the growth of freight transportation business by its passenger transport business, and eventually achieve balanced development of both businesses. The Company has invested considerable funds and resources into the freight logistics business sector which, however, failed to meet the expected development goal eventually. The revenue from freight logistics business of Eastern Logistics contributed to a relatively small portion of the Company’s overall operating revenue and is showing a decreasing trend. Major international airlines have been withdrawing or reducing their all-cargo flight business gradually in view of the slackening global cargo market.

Therefore, the implementation of the Disposal will be beneficial to the Company in focusing relevant resources on operating its air passenger transportation business in the future and further build up the Company’s brand image and competitiveness in the air passenger transportation sector.

LETTER FROM THE BOARD

(c)	Realizing collection of receivables and lowering capital risks

As at 30 June 2016, the aggregate amount of non-operational and operational payables of China Cargo Airlines and Eastern Logistics due to the Company was relatively large. Since China Cargo Airlines is in a state of loss-making, it is not capable of repaying the aforementioned payables to the Company in the short term. The share transfer contemplated under the Disposal obliges Eastern Logistics and China Cargo Airlines to repay the aforementioned amount to the Company, which will be favorable to the Company in accelerating the collection of receivables and lowering capital risks.

After considering the abovementioned factors, while the implementation of the Disposal will not have adverse impacts on the Company’s overall business development, it is also in line with the overall trend of major international airlines withdrawing from the all- cargo flight business. Upon the completion of the Disposal, the Company will focus on air passenger transportation business, further foster its reform and transformation, improve the operating and management ability of the Company in respect of its air passenger transportation business and strive to create better investment returns for the Shareholders.

The terms of the Disposal Agreement have been agreed on an arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) are of the view that the terms of the Disposal Agreement are on normal commercial terms, fair and reasonable and in the interest of the Company and its Shareholders as a whole.

9.	LISTING RULES IMPLICATIONS OF THE DISPOSAL

As at the Latest Practicable Date, the Purchaser is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company. Therefore, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Disposal exceed 5% but are less than 25%, the Disposal will constitute a discloseable and connected transaction of the Company under the Listing Rules. Therefore, the Disposal is subject to the reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14 and Chapter 14A of the Listing Rules.

The resolutions regarding the Disposal have been passed at the third ordinary meeting of the eighth session of the Board. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding and Mr. Tian Liuwen (a Director and a Vice President of the Company) is a member of the senior management of Eastern Logistics, they may be regarded as having a material interest in the Disposal. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving, among others, the Disposal. Save as aforesaid, none of the Directors has any material interests in the Disposal.

LETTER FROM THE BOARD

10.	INFORMATION RELATING TO THE PARTIES

Information relating to the Group

The Company is principally engaged in the business of civil aviation.

Information relating to the Purchaser and CEA Holding

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding and its invested enterprises.

The Purchaser was incorporated in November 2016, with a registered capital of RMB3 billion and is principally engaged in industrial investment, asset management and entrusted management of assets etc.

11.	GENERAL

As mentioned above, as CEA Holding is the controlling shareholder of the Company, each member of CEA Holding, including the Purchaser, is therefore a connected person of the Company.

CEA Holding and its associates will abstain from voting on the ordinary resolution approving the Disposal Agreement and the transactions contemplated thereunder at the EGM to be convened for the purpose of approving the Disposal Agreement and the transactions contemplated thereunder.

12.	EGM & RECOMMENDATION

12.1	EGM

Notice of EGM

The Company will convene the EGM at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳) at 9:00 a.m. on Tuesday, 17 January 2017 to approve, or any adjournment thereof, the ordinary resolution in respect of the Disposal Agreement and the transactions contemplated thereunder, with CEA Holding and its associate(s), if any, abstaining from voting. The notice of EGM, the proxy form and the attendance slip have been despatched on 30 November 2016 and are also published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com).

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 56.38% of the issued share capital of the Company. CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolution approving the Disposal Agreement and the transactions contemplated thereunder which will be taken on a poll as required under Rule 14A.36 of the Listing Rules.

LETTER FROM THE BOARD

Closure of books

The H share register of members of the Company will be closed from Sunday, 18 December 2016 to Tuesday, 17 January 2017, both days inclusive, during which period no transfer of the H shares of the Company will be effected. Where applicable, holders of the H shares of the Company intending to attend the EGM were therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company’s H share registrar, Hong Kong Registrars Limited, by 4:30 p.m. on Friday, 16 December 2016.

The address and contact details of Hong Kong Registrars Limited are as follows:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor, Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

Telephone: +852 2862 8628

Fax: +852 2865 0990

Registration procedures for attending the EGM

(1)	Holders of the H shares of the Company shall deliver their written replies for attending the EGM, copies of transfers or copies of their share certificates or copies of receipts of share transfers, together with copies of their identity cards or other documents of identity, to the place of business of the Board Secretarial Office of the Company located at Room 307, China Eastern Airlines Building No. 1 (next to Terminal One of Shanghai Hongqiao International Airport), 92 Konggang 3rd Road, Changning District, Shanghai, the PRC (fax no: +86 21 62686116) (for the attention of the Office of the Secretary of the Board of Directors) from 9:00 a.m. to 4:00 p.m. on Monday, 26 December 2016 (if by facsimile) or between Monday, 19 December 2016 to Monday, 26 December 2016 (if by post). If proxies are appointed by Shareholders to attend the EGM, they shall, in addition to the aforementioned documents, deliver the proxy forms and copies of their identity cards or other documents of identity to the above place of business of the Company.

(2)	Shareholders can deliver the necessary documents for registration to the Company in the following manner: by post or by facsimile.

Appointing proxies

(1)	Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a member of the Company or not) to attend and vote at the meeting on their behalf.

LETTER FROM THE BOARD

(2)	The instrument appointing a proxy must be duly authorised in writing by the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign (or other documents of authorisation) must be notarially certified. For the holders of the H shares of the Company, the notarially certified power of attorney or other documents of authorisation and proxy forms must be delivered to Hong Kong Registrars Limited, the Company’s H share registrar not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid.

(3)	If more than one proxy has been appointed by any Shareholder, such proxies shall not vote at the same time.

12.2	Recommendation

Based on the relevant information disclosed herein, the Directors are of the opinion that the terms of the Disposal Agreement and the transactions contemplated thereunder are on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, in the ordinary course of business of the Company, fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the relevant resolution to be proposed at the EGM.

Your attention is drawn to the letter from the Independent Board Committee set out on pages 22 to 23 of this circular which contains its recommendation to the Independent Shareholders regarding the Disposal Agreement and the transactions contemplated thereunder, and the letter of advice from the Independent Financial Adviser set out on pages 24 to 38 of this circular containing its advice to the Independent Board Committee and the Independent Shareholders on the same. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolution approving the Disposal Agreement and the transactions contemplated thereunder.

12.3	Voting

As CEA Holding is the controlling shareholder of the Company holding directly and indirectly approximately 56.38% of the Company’s issued share capital as at the Latest Practicable Date, each member of the CEA Holding Group (including the Purchaser) is therefore a connected person of the Company. As such, CEA Holding and its associate(s), if any, will at the EGM abstain from voting on the ordinary resolution approving Disposal Agreement and the transactions contemplated thereunder, which will be taken on a poll as required under the Listing Rules. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

LETTER FROM THE BOARD

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding;

(ii)	CEA Holding was not subject to any obligation or entitlement whereby it had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)	it was not expected that there would be any discrepancy between CEA Holding’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which it would control or would be entitled to exercise control over the voting right at the EGM.

13.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendix to this circular.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

19 December 2016

To the Independent Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF THE ENTIRE EQUITY INTEREST IN

EASTERN LOGISTICS

We refer to the circular dated 19 December 2016 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, capitalised terms used herein shall have the same meaning as defined in the Circular.

We have been appointed as members of the Independent Board Committee, which has been established to advise you in respect of the transactions relating to the disposal of the entire equity interest in Eastern Logistics under the Disposal Agreement (the “Proposed Transaction”), details of which are set out in the Letter from the Board contained in the Circular. None of us has any material interest in the Proposed Transaction.

Since CEA Holding is the controlling shareholder of the Company, the Purchaser, being a wholly-owned subsidiary of CEA Holding, is a connected person of the Company. As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Disposal exceed 5% but are less than 25%, the Proposed Transaction will constitute a discloseable and connected transaction of the Company under Chapter 14 and Chapter

14A of the Listing Rules. Therefore, the Proposed Transaction is subject to the reporting, announcement and Independent Shareholders’ approval requirements under the Listing Rules.

Octal Capital has been appointed as the Independent Financial Adviser to advise us and you on the fairness and reasonableness of the Proposed Transaction. We wish to draw your attention to the letter from Octal Capital set out on pages 24 to 38 of the Circular.

We have discussed with the management of the Company in relation to the Proposed Transaction. We have also taken into account the principal factors and reasons considered by the Independent Financial Adviser in forming its opinion in relation to the Proposed Transaction.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

On the basis of the above, we consider, and agree with the view of the Independent Financial Adviser, that the Proposed Transaction is on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, and are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend you to vote in favour of the ordinary resolution to be proposed at the EGM in respect of the Proposed Transaction.

Yours faithfully,
Li Ruoshan
Ma Weihua
Shao Ruiqing
Cai Hong Ping
Independent Board Committee

LETTER FROM OCTAL CAPITAL

802-805, 8/F, Nan Fung Tower,
88 Connaught Road Central,
Hong Kong

19 December 2016

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION
DISPOSAL OF THE ENTIRE EQUITY INTEREST

IN EASTERN LOGISTICS

INTRODUCTION

We refer to our engagement to advise the Independent Board Committee and the Independent Shareholders in respect of the Disposal and terms thereof, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of the circular to the Shareholders dated 19 December 2016 (the “Circular”) and in which this letter is reproduced. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.

As set out in the Letter from the Board, on 29 November 2016, the Company entered into the Disposal Agreement with the Purchaser, pursuant to which the Company has conditionally agreed to sell, and the Purchaser has conditionally agreed to purchase, the entire equity interest in Eastern Logistics at a cash consideration of RMB2,432,544,211.50. Upon completion of the Disposal, the Company will cease to hold any equity interest in Eastern Logistics, and Eastern Logistics will cease to be a subsidiary of the Company.

As at the Latest Practicable Date, the Purchaser is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company. Therefore, the Disposal constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules.

We, Octal Capital Limited, have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Disposal in this regard. We are not connected with the Directors, chief executive and substantial shareholders of the Company or the Purchaser or CEA Holding or any of their respective subsidiaries or associates and are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders. During the last two years, we were engaged by the Company as an independent financial adviser to the Company (the “Previous Engagements”) in respect of (i) a continuing connected transaction in relation to financial services (details can be referred to the circular of the Company dated 21 September 2016); (ii) a continuing connected transaction in relation to aircraft finance lease (details can be referred to the circular of the Company dated 20 May 2016); and (iii) a major and connected transaction in relation to aircraft finance lease (details can be referred to the circular of the Company dated 26 May 2015). Under the Previous Engagements, we were required to express our opinion on and give recommendations to the Independent Board Committee and independent Shareholders in respect of the relevant transactions. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Company or the Purchaser or CEA Holding or any of its subsidiaries or their respective associates.

LETTER FROM OCTAL CAPITAL

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the Latest Practicable Date. We have also relied on our discussion with the Directors and management of the Company regarding the Group and Eastern Logistics, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and management of the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, Eastern Logistics, the Purchaser, CEA Holding and their respective subsidiaries or associates nor have we carried out any independent verification of the information supplied.

PRINCIPLE FACTORS AND REASONS CONSIDERED IN RELATION TO THE DISPOSAL

In arriving at our opinion regarding the terms of the Disposal, we have considered the following principal factors and reasons:

I.	Background of and reasons for the Disposal

1.       Principal activities and financial information of the Group

The Company and its subsidiaries (together, the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

LETTER FROM OCTAL CAPITAL

Set out below is a summary of the consolidated financial information and the breakdown of revenues of the Group for the years ended 31 December 2014 and 2015, and the six months ended 30 June 2015 and 2016, which were prepared in accordance with the International Financial Reporting Standards (Source: Annual report of the Company for the year ended 31 December 2015 and interim report of the Company for the six months ended 30 June 2016):

	For the year	For the year	For the	For the
	ended	ended	six months	six months
Expressed in	31 December	31 December	ended	ended
RMB million	2014	2015	30 June 2015	30 June 2016
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Revenue	90,185	93,969	44,371	46,335
Gross profit	6,058	12,625	5,726	7,158
Net profit after taxation	3,540	5,043	3,857	3,530
Net profit attributable to the owners of the Company	3,410	4,537	3,562	3,230

The Company recorded total revenue of approximately RMB93,969 million during the year ended 31 December 2015, representing an increase of approximately 4.2% as compared to that of approximately RMB90,185 million for the year ended 31 December 2014, whilst the total revenue of the Company for the six months ended 30 June 2016 of approximately RMB46,335 million is 4.4% higher than that of the total revenue for the corresponding reporting period as in 2015. The rise of revenue was mainly due to the increase in passenger traffic volume.

The Company recorded profit attributable to owners of the Company of approximately RMB4,537 million for the year ended 31 December 2015, representing an increase of approximately 33.1% as compared to that of approximately RMB3,410 million for the year ended 31 December 2014. According to the annual report of the Group for the year ended 31 December 2015, such increase was mainly due to the drop in oil price which led to the decrease of aircraft fuel expense. The profit attributable to owners of the Company for the six months ended 30 June 2016 of approximately RMB3,230 million is 9.32% lower than that of the same reporting period as in 2015. The decrease in profit attributable to owners of the Company for such period was mainly due to the increase in the exchange losses which led to a higher finance cost.

LETTER FROM OCTAL CAPITAL

	For the year	For the year	For the	For the
	ended	ended	six months	six months
Expressed in	31 December	31 December	ended	ended
RMB million	2014	2015	30 June 2015	30 June 2016
	(Audited)	(Audited)	(Unaudited)	(Unaudited)

Traffic revenues	82,589	85,076	40,369	41,988
– Passenger	75,261	78,585	37,152	39,298
– Cargo and mail	7,328	6,491	3,217	2,690
Tour operations income	3,047	3,491	1,481	1,392
Ground service income	2,168	2,546	1,185	1,327
Cargo handling and processing income	512	750	148	217
Commission income	94	78	34	15
Others	1,775	2,028	1,154	1,396

	90,185	93,969	44,371	46,335

According to the revenue breakdown as set out above, we note that all segments, except cargo and mail segment, recorded increases in revenue. Revenue generated by cargo and mail segment (which is substantially contributed by Eastern Logistics) decreased from approximately RMB7,328 million recorded for the year ended 31 December 2014 to RMB6,491 million recorded for the year ended 31 December 2015, representing a decrease of 11.4% and revenue generated by cargo and mail segment decreased from RMB3,217 million for the six months ended 30 June 2015 to RMB2,690 million for the six months ended 30 June 2016, representing a decrease of 16.4%.

	As at	As at	As at
Expressed in	31 December	31 December	30 June
RMB million	2014	2015	2016
	(Audited)	(Audited)	(Unaudited)

Total assets	165,829	197,992	214,030
Total liabilities	(134,058)	(158,061)	(162,206)

Net assets	31,771	39,931	51,824

LETTER FROM OCTAL CAPITAL

The total assets of the Group increased by approximately RMB16,038 million (representing an increase of approximately 8.1%) from approximately RMB197,992 million as at 31 December 2015 to approximately RMB214,030 million as at 30 June 2016, mainly attributable to the increase in property, plant and equipment by approximately RMB10,419 million. Total liabilities of the Group increased by approximately RMB4,145 million from approximately RMB158,061 million as at 31 December 2015 to approximately RMB162,206 million as at 30 June 2016 which was mainly due to the increase in the obligations under finance lease of approximately RMB2,825 million arising from the aircraft leasing and the increase in borrowings of approximately RMB1,750 million. As a result, the net assets of the Group increased by approximately RMB11,893 million from approximately RMB39,931 million as at 31 December 2015 to approximately RMB51,824 million as at 30 June 2016.

2.       Principal activities and financial information of the Disposal Group

Eastern Logistics is a direct wholly-owned subsidiary of the Company principally engaged in the provision of cargo and mail delivery. Eastern Logistics is a controlling shareholder holding as to:

i)	100% of Shanghai Eastern Transport, a limited liability company principally engaged in the provision of common cargo transport, cargo loading & unloading, transport service for goods controlled by customs, cargo transport agency and air-ground service;

ii)	100% of Eastern Express, a limited liability company principally engaged in the provision of international air express transport, international cargo transport agency, passenger & freight chartered flight, international air passenger & freight transport sales agency and goods packing; and

iii)	83% of China Cargo Airlines, a limited liability company principally engaged in the provision of international (regional) and domestic air cargo & mail transport services.

LETTER FROM OCTAL CAPITAL

Set out below is a summary of the consolidated financial information of Eastern Logistics extracted from the audited consolidated financial statements of Eastern Logistics provided by the management of the Company for the years ended 31 December 2013, 2014 and 2015 and the six months ended 30 June 2016:

Expressed in	For the year	For the year	For the year	For the
RMB million	ended	ended	ended	six months
	31 December	31 December	31 December	ended
	2013	2014	2015	30 June 2016
	(Audited)	(Audited)	(Audited)	(Audited)

Operating revenue	6,952	7,135	6,356	2,614
Net profit/(loss) after taxation	(443)	49	213	272

Less: one-off subsidy revenue	(17)	(22)	(251)	(215)
Net profit/(loss) after taxation
excluding one-off subsidy
revenue	(460)	27	(38)	57

As set out in the above table, the Disposal Group recorded operating revenue of approximately RMB6,356 million during the year ended 31 December 2015, representing a decrease of approximately 10.9% as compared to that of approximately RMB7,135 million for the year ended 31 December

2014.

The Disposal Group’s net profit for the year ended 31 December 2015 included a one-off subsidy revenue in the amount of RMB251 million and net profit for the first half of 2016 included a one-off subsidy revenue in the amount of RMB215 million. Excluding the effect of the one-off subsidy revenue alone, the Disposal Group would have recorded a net profit of approximately RMB27.3 million for the year ended 31 December 2014 and a net loss of approximately RMB15.8 million for the year ended 31 December

2015.

Expressed in	As at	As at	As at	As at
RMB million	31 December	31 December	31 December	30 June
	2013	2014	2015	2016
	(Audited)	(Audited)	(Audited)	(Audited)

Total assets	5,722	4,989	4,893	4,896
Total liabilities	(5,703)	(5,000)	(4,677)	(4,413)

Net assets/(liabilities)	19	(11)	216	483

LETTER FROM OCTAL CAPITAL

As at 30 June 2016, the total assets and total liabilities of the Disposal Group were approximately RMB4,896 million and RMB4,413 million respectively. The net assets of the Disposal Group amounted to approximately RMB483 million as at 30 June 2016, representing an increase of approximately RMB267 million as compared to that as at 31 December 2015, mainly attributable to the increase in net profit of the Disposal Group.

3.	Industry Overview

Set out below is the domestic cargo and mail carried volume in the PRC for the years from 2011 to 2015, according to the annual civil aviation industry reports published by Civil Aviation Administration of China.

Source: Annual civil aviation industry development reports of Civil Aviation Administration of China

We noted that the growth in the domestic cargo and mail carried volume in 2011 and 2012 was moderate at 2.4% for both years. The volume in 2013 was 4.1 million tonnes, representing a moderate increase of 4.7% compared to the same period of 2012. The growth rate remained the same at 4.7% in 2014 but it dropped to 3.9% in 2015. The growth of air cargo traffic showed a slowdown trend as a result of the slowdown of the PRC economy.

According to Boeing Current Market Outlook (2016-2035) (the “CMO Report”), the world passenger traffic is predicted to grow by 4.8% per annum and world air cargo traffic by 4.2% per annum over the next 20 years respectively. The CMO Report also forecasts that the airline passenger traffic in the Asia Pacific region and China is expected to record an annual growth rate of 6.1% per annum and 6.2% per annum respectively from 2016 to 2035.

LETTER FROM OCTAL CAPITAL

Set out below is the revenue attributable to (i) passenger and (ii) cargo and mail from the year ended 31 December 2011 to the year ended 31 December 2015 of the Group and the major competitors extracted from the respective companies’ annual reports and their websites:

	2011	2012	2013	2014	2015
Passenger Revenue	Amount	Amount	Amount	Amount	Amount
(RMB’ million)	(growth)	(growth)	(growth)	(growth)	(growth)

The Group	68,434	71,419	72,928	82,589	85,076
	n/a	(+4.4)%	(+2.1)%	(+13.2)%	(+3.0)%
China Southern	81,492	89,544	88,271	97,145	100,238
Airlines	n/a	(+9.9)%	(-1.4)%	(+10.1)%	(+3.2)%
Air China	83,510	86,899	87,727	92,599	95,921
	n/a	(+4.1)%	(+1.0)%	(+5.6)%	(+3.6)%

Cargo and Mail
Revenue
(RMB’ million)

The Group	8,080	8,025	7,603	7,328	6,491
	n/a	(-0.7)%	(-5.3)%	(-3.6)%	(-11.4)%
China Southern	5,760	6,556	6,413	7,183	6,861
Airlines	n/a	(+13.8)%	(-2.2)%	(+12.0)%	(-4.5)%
Air China	9,833	8,421	7,876	8,786	8,447
	n/a	(-14.4)%	(-6.5)%	(+11.6)%	(-4.01)%

As we noted from the above table, cargo and mail revenue of the Group and its major competitors in 2015 recorded decreases compared to 2014, reflecting a decreasing trend of the cargo performance among the major operators in the industry. Passenger revenue of the Group and its major competitors in the year 2015 recorded increases compared to that of the year 2014.

Set out below is the volume of domestic cargo and mail carried in the PRC for the year ended 31 December 2014 and 2015 of the Group and the major competitors extracted from the respective companies’ annual reports and their websites:

	2011		2012		2013		2014		2015
Cargo and
mail carried	Vol	Percentage	Vol	Percentage	Vol	Percentage	Vol	Percentage	Vol	Percentage
(thousand tonnes)	(growth)		(growth)		(growth)		(growth)		(growth)

The Group	699	18.4%	680	17.5%	698	17.2%	661	15.5%	693	15.7%
	n/a		(-2.7)%		(+2.6)%		(-5.3)%		(+4.8)%
China Southern	857	22.6%	890	22.9%	924	22.7%	1,015	23.8%	1,030	23.3%
Airlines	n/a		(+3.9)%		(+3.8)%		(+9.8)%		(+1.5)%
Air China	631	16.6%	643	16.6%	926	22.7%	950	22.3%	987	22.3%
	n/a		(+1.9)%		(+44.0)%		(+2.6)%		(+3.9)%
Others	1,607	42.4%	1,672	43.0%	1,519	37.4%	1,631	38.4%	1,714	38.7%
	n/a		(+4.0)%		(-9.2)%		(+7.4)%		(+5.1)%
Total	3,794	100%	3,885	100%	4,067	100%	4,257	100%	4,424	100%
	n/a		(+2.4)%		(+4.7)%		(+4.7)%		(+3.9)%

LETTER FROM OCTAL CAPITAL

From the above table, we noted that the volume of domestic cargo and mail carried remained relatively stable, which shows a slight increase by 3.9% in 2015 as compared to the volume in the corresponding period in 2014. The percentage of the Group’s volume of domestic cargo and mail carried to the total volume of domestic cargo and mail carried remains smaller than its major competitors while the revenue of the Group in the cargo transporting industry has been shrinking.

4.	Our analysis

As set out in the Letter from the Board, Eastern Logistics has endeavoured to change its business model in recent years. However, due to the relatively low competitiveness and risk resistance, its market share in the freight market has been shrinking and its operational prospect is unclear. As a result, Eastern Logistics has not fully accomplished the goal of its transformation. Therefore, the implementation of the Disposal is a specific measure and reasonable option for the Company to:

(i)	cope with the poor conditions of the air freight market and is beneficial in improving the overall operational performance of the Company;

(ii)	concentrate the relevant resources of the Company to operate the Company’s air passenger transportation business in the future and further build up the Company’s brand image and competitiveness in the air passenger transportation sector; and

(iii)	realize the collection of receivables owed to the Company by the Disposal Group and lower the capital risk of the Company by obliging the Disposal Group and the Purchaser to repay the substantial outstanding balance pursuant to the Disposal Agreement.

The Group, including the Disposal Company, is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services. Based on the financial information provided by the management of the Group, Eastern Logistics recorded a net profit of RMB149 million and RMB213 million for the years ended 31 December 2014 and 2015 which accounted for approximately 1.4% and 4.7% of the Company’s net profit of RMB3,410 million and RMB4,537 million for the same period, respectively.

LETTER FROM OCTAL CAPITAL

As set out in the previous section headed “Principal activities and financial information of the Disposal Group”, we noticed that the Disposal Group received one-off subsidy of approximately RMB251 million during the year ended 31 December 2015. The one-off subsidy of approximately RMB251 million in the year ended 31 December 2015 has been substantial as compared to that of approximately RMB22 million in the year ended 31 December 2014. Excluding the effect of the one-off subsidy, the Disposal Group recorded a net loss of approximately RMB38 million for the year ended 31 December 2015 and a net profit of approximately RMB27 million for the year ended 31 December 2014, displaying a deteriorating financial performance of the Disposal Group in the year ended 31 December 2015. This shows that the financial results of the Disposal Group in the recent years relies on the one-off subsidy while the availability of such grants is not guaranteed in the future thereby suggesting an uncertainty of the financial results of the Disposal Group. Moreover, as mentioned in the previous section headed “Industry Overview”, we noted that the Group and its major competitors all recorded a negative growth rate in revenue in cargo transportation business in the financial year ended 31 December 2013 as compared with that in the year ended 31 December 2012. Although the growth rate in revenue in cargo transportation business showed a moderate growth in 2014, such growth was not persistent and the revenue of the major operators of cargo transportation in the PRC recorded a negative growth in 2015, reflecting the revenue growth is not persistent. This shows that there is a certain degree of downturn in the industry and the market rate of freight transportation and the business prospect of the industry is unclear and the growth in the market is relatively short-termed.

The implementation of the Disposal will also be beneficial to the Company in focusing relevant resources on operating its air passenger transportation business in the future and further build up the Company’s brand image and competitiveness in the air passenger transportation sector.

On the other hand, we noticed that the passenger transportation segment accounted for around 93% of the revenue of the Group during the year ended 31 December 2015 and the Company’s profit was mainly contributed by the passenger transporting business. The passenger traffic is expected to result in a higher growth rate than air cargo traffic. As mentioned in the previous section headed “Industry Overview”, the airline passenger traffic in the Asia Pacific region and China is expected to record an annual growth rate of 6.1% per annum and 6.2% per annum respectively from the year 2016 to the year 2035.

With the proceeds of RMB2,432 million from the Disposal, we agree with the view of the Board that the Group could better reallocate its financial resources on operating its air passenger transportation business in the future by expanding its passenger aircraft fleet and further build up the Company’s brand image and competitiveness in the air passenger transportation sector.

LETTER FROM OCTAL CAPITAL

Furthermore, the Directors believe that the share transfer obliges Eastern Logistics and China Cargo Airlines to repay the aggregate amount of non-operational and operational payable to the Company, which will be favorable to the Company in accelerating the collection of receivables and lowering capital risks.

As set out in the Disposal Agreement, in the event that Eastern Logistics and China Cargo Airlines fail to pay the Company the abovementioned operational payables in full by 31 December 2017, the Purchaser shall pay the outstanding amount in full to the Company. The Purchaser is a wholly-owned subsidiary of CEA Holding which is a state-owned enterprise established in the PRC and is also a controlling shareholder of the Company. We believe that with the financial resources and support from CEA Holding, the Purchaser is capable of repaying the outstanding balance owed to the Company on behalf of Eastern Logistics and China Cargo Airlines.

Based on the above reasons and benefits, we concurred with the view of the Directors that the Disposal represents an opportunity for the Group to divest the cargo and mail transporting business and to focus the relevant resources in the passenger transporting business. Further, in view that the Disposal would off-load the non-core businesses of the Group and thus improving its financial performance, we are of the view that the Disposal is in the interests of the Company and the Shareholders as a whole.

II.	Terms of the Disposal

(i)	Consideration

Pursuant to the Disposal Agreement, the Company has conditionally agreed to sell, and the Purchaser has conditionally agreed to purchase, the entire equity interest in Eastern Logistics at a consideration of RMB2,432,544,211.50. There is no security or pledge over or any other limitations on the transfer of the equity interests in Eastern Logistics, nor is there any litigation, arbitration or judicial measures such as seizure or freezing involved, nor is there any other situation that would otherwise impede the transfer of title.

The Consideration of RMB2,432,544,211.50 was determined with reference to the appraised value of Eastern Logistics as at 30 June 2016 as set out in the Valuation Report prepared by the Valuer. According to the Valuation Report, the asset-based approach has been adopted by the Valuer to appraise the value of the Disposal Group. In appraising the value of a number of subsidiaries of Eastern Logistics, including Shanghai Eastern Transport, Eastern Express and China Cargo Airlines, the income approach has been adopted by the Valuer.

LETTER FROM OCTAL CAPITAL

In compliance with the requirements of Rule 13.80 of the Listing Rules, we have reviewed and enquired the qualification and experience of the Valuer in charge of the valuation of the Disposal Group. We have checked to the website of the State-owned Assets Supervision and Administration Commission of the State Council of the PRC (the “SASAC”) and noted that the Valuer is on the SASAC’s recognized list of valuation companies. Meanwhile, we understand from our enquiry with the Valuer that it is a third party independent of the Group and/or and the connected persons of the Group and/or the Disposal Group and/or the Purchaser and/or CEA Holdings. We have also reviewed the scope of services provided under the engagement of the Valuer by the Company and we note that the scope of work is appropriate to the opinion given and there were no limitations on the scope of work. Thus, we consider that the Valuer is qualified and possesses sufficient relevant experience in performing the valuation of the Disposal Group.

We have reviewed the Valuation Report prepared by the Valuer and we have also discussed with the Valuer regarding the methodology and the principal basis and assumptions adopted for the valuation of the Disposal Group. We understand the common valuation approaches are market approach, income approach and asset-based approach. We further understand from the Valuer that the adoption of market approach may not be appropriate because the Disposal Group is not a publicly listed company and the transactions of companies with comparable characteristics are limited. On the other hand, we understand from the Valuer that the asset-based approach primarily involves the assessment of assets and liabilities to appraise their values. Eastern Logistics was able to provide, and the Valuer was able to obtain, the required information for the asset-based approach. Therefore, the asset-based approach was adopted for the valuation of Eastern Logistics. The asset of the Eastern Logistics contains long-term investments, which includes Eastern Logistics’ investment in the three subsidiaries, namely Shanghai Eastern Transport, Eastern Express and China Cargo Airlines. The Valuer has further assessed the valuation of the three subsidiaries of the Disposal Group based on income approach as the future risks and return from the operation of the three subsidiaries. Thus, a mixed methodology of asset-based approach and income approach was adopted by the Valuer for the Valuation Report.

Based on the Valuation Report, we consider that the valuation approaches adopted are common valuation methodologies in appraising such company and the basis and assumptions adopted by the Valuer for the Disposal Group are fair and reasonable. We have considered using market approach to compare the valuation of the Disposal Group in the Valuation Report by applying price-to-earnings ratios to comparable companies. However, having considered that the Disposal Group has recorded net loss for the year ended 31 December 2015 after excluding the one-off subsidy and the Disposal Group is not a publicly listed company while the transactions of companies with comparable characteristics are limited, we are of the view that the adoption of market approach in valuing the Disposal Group may not be appropriate. On the other hand, we have considered using the income approach only to compare the valuation of the Disposal Group. The adoption of income approach normally requires numerous assumptions including the revenue estimate of the Disposal Group and the discount factor. Having considered the uncertainty of the future development of the cargo transportation business and that the contracts deriving the revenue estimate are usually short-term in nature, we are of the view that the valuation of the Disposal Group using income approach alone may not result in the best estimate and therefore we did not apply income approach in comparing the valuation results of the Disposal Group.

LETTER FROM OCTAL CAPITAL

Therefore, we consider the level of the Consideration of approximately RMB2,432,544,211.50, which was determined based on the appraised value of the Disposal Group as at 30 June 2016 as set out in the Valuation Report using a mixed methodology of asset-based approach and income approach as adopted by the Valuer, is fair and reasonable.

(ii)	Mode of payment of the Consideration

Pursuant to the Disposal Agreement, the Consideration will be payable by the Purchaser in cash by way of transfer into the bank account as designated by the Company within five working days from the date on which the Disposal Agreement becomes effective. Where the Purchaser fails to pay the Consideration as stipulated under the Disposal Agreement, the Company shall be entitled to a penalty from the Purchaser, which is to be calculated based on the interest rate applicable to bank borrowings during the same period. We consider that the mode of payment by cash is a common market practice which can provide a cash inflow to the Group thereby increasing the cash level and the working capital of the Group for future investments. As such, we are of the view that the mode of payment is in the interests of the Company and the Shareholders as a whole.

Based on the above analysis, we consider that the Consideration, which was determined based on the appraised value of the Disposal Group as at 30 June 2016 as set out in the Valuation Report, is fair and reasonable so far as the Independent Shareholders are concerned and is no less favourable than that offered by an independent third party. Moreover, the mode of payment of the Consideration by cash is in the interests of the Company and the Shareholders as a whole.

III.	Financial effects of the Disposal

(i)	Earnings

Upon completion of the disposal of the Eastern Logistics, it is estimated that the Group will record a gain before taxation of approximately RMB1,949.5 million (being the amount equal to the Consideration of approximately RMB2,432.5 million minus: (i) the net asset value of the Eastern Logistics as at 30 June 2016 of approximately RMB483 million and (ii) the estimated expenses in relation to the Disposal).

LETTER FROM OCTAL CAPITAL

(ii)	Net assets

As at 30 June 2016, the unaudited net assets of the Group attributable to the Shareholders were approximately RMB49,058 million. It is expected that the net assets of the Group attributable to the Shareholders will increase by the potential gain on Disposal of approximately RMB1,949.5 million.

(iii)	Debt ratio

As at 30 June 2016, the gearing ratio of the Group was approximately 75.79%, representing the total liabilities of approximately RMB162,206 million divided by total assets of approximately RMB214,030 million. Assuming completion of the Disposal took place on 30 June 2016, it is expected that the total assets of the Group would increase by approximately RMB1,949.5 million, thus the Disposal will not cause a significant impact on the gearing of the Group.

(iv)	Cashflow

The Group had consolidated unaudited bank balances and cash of approximately RMB13,214 million as at 30 June 2016. Upon completion of the Disposal, the Group’s bank balances and cash will increase by the amount of net proceeds received. As set out in the Letter from the Board, the Company intends to use such proceeds as the general working capital of the Group, whilst focusing relevant resources on operating its air passenger transportation business in the future and further build up the Company’s brand image and competitiveness in the air passenger transportation sector.

The aforementioned analyses are for illustrative purpose only and do not purport to represent how the financial position of the Group will be after completion of the Disposal.

RECOMMENDATION

Having considered the principal factors and reasons as discussed above and in particular the following (which should be read in conjunction with and interpreted in the full context of this letter):

(i)	the Disposal would enable the Company to focus on its principal businesses on the passenger transporting sector and to offload its non-core and loss-making businesses;

(ii)	the terms of the Disposal are fair to the Company and the Shareholders as a whole and the Consideration is reasonably and fairly determined; and

(iii)	the Disposal would have improvement on the earnings, net asset value and cashflow position of the Group,

LETTER FROM OCTAL CAPITAL

we consider that the Disposal is conducted in the ordinary and usual course of business and on normal commercial terms and the terms of the Disposal contemplated thereunder are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders, and we recommend the Independent Shareholders, to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Disposal contemplated thereunder.

Yours faithfully,
For and on behalf of
Octal Capital Limited

Alan Fung	Louis Chan
Managing Director	Director

Note:     Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 23 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of connected transactions of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 15 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of connected transactions of listed companies in Hong Kong.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The following is the summary of the Valuation Report dated 6 October 2016 from the Valuer, for, amongst other purposes, inclusion in this Circular.

TRANSFER BY CHINA EASTERN AIRLINES CORPORATION LIMITED OF

EQUITY INTERESTS IN

EASTERN AIR LOGISTICS CO., LTD.

ASSET VALUATION REPORT (SUMMARY)

TXPB ZI (2016) No. 1025

(VOLUME ONE OF ONE)

6 October 2016

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

ASSET VALUATION REPORT (SUMMARY)

CONTENTS

STATEMENT OF THE ASSET VALUER

SUMMARY OF VALUATION REPORT

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

STATEMENT OF THE ASSET VALUER

I.	The asset valuer and members of the project team possess the practicing qualifications and relevant professional valuation experience required for conducting the valuation. We have complied with the relevant laws and regulations and asset appraisal standards and adhered to the principles of independence, objectivity and impartiality in performing this asset valuation. According to the information collected by us during the appraisal process, we are of the opinion that the contents of the valuation report are objective and we will assume the legal liabilities for the reasonableness of our conclusions of appraisal.

II.	The form of declaration of assets for appraisal relating to the appraisal target has been declared and signed/sealed for confirmation by the principal and the appraised entity. The principal and the appraised entity are responsible for the truthfulness, legality and completeness of the materials provided by them as well as the proper use of the valuation report.

III.	We have no existing or potential interest in the appraisal target as set out in the valuation report, nor do we have any existing or potential interest in or any bias against the relevant parties.

IV.	The asset valuer and members of the project team have conducted on-site inspections of the appraisal target set out in the valuation report and its related assets. We have paid due attention to the legal titles of the appraisal target and its related assets, verified the materials relating to such legal titles on the appraisal target and its related assets, but we do not provide guarantee in any form as to the legal titles of the appraisal target. We have made truthful disclosures of the issues we have identified and requested the principal and the relevant parties to perfect the titles to meet the requirements for the issuance of the valuation report.

V.	The analyses, judgments and conclusions made in the valuation report are subject to the assumptions and limiting conditions as set out in the valuation report. Users of the valuation report are advised to take into full consideration the assumptions, limiting conditions and explanatory notes on specific matters set out in the valuation report as well as their impact on our valuation conclusions.

VI.	The value estimations made and professional opinions expressed by the asset valuer in relation to the appraisal target shall be treated as reference for economic behaviour but not the price guarantee for achieving the valuation purpose. Neither the valuation agency nor the asset valuer shall be responsible for any decisions made by the respective principals. This report and the valuation conclusions disclosed herein is limited to the valuation purposes set out in the valuation report and shall only be used within the period of valid use of the valuation report. Neither the valuation agency nor the asset valuer shall be responsible for any consequence resulting from any improper use of this report and the valuation conclusions disclosed herein.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

SUMMARY OF VALUATION REPORT

TXPB ZI (2016) No. 1025

Pursuant to the engagement by China Eastern Airlines Corporation Limited, and in accordance with the relevant PRC laws and regulations and asset valuation standards and generally-accepted principles on asset valuation, Beijing Pan-China Assets Appraisal Co., Ltd conducted a valuation on the entire shareholders’ equity of Eastern Air Logistics Co., Ltd. in relation to the proposed transfer by China Eastern Airlines Corporation Limited of equity interests in Eastern Air Logistics Co., Ltd. In accordance with the necessary procedures, a fair presentation of the market value of such assets as of 30 June 2016 is provided. The asset valuation is reported as follows:

I.	Valuation Purpose: In accordance with the resolution of the board of directors of China Eastern Airlines Corporation Limited (Board Regular Meeting Resolution No. 1604), the concise minutes of meeting of the general manager No. 28 in 2016 of China Eastern Airlines Corporation Limited, Dong Hang Fa [2016] No. 193 “Notice on Consenting to the Reorganization of Eastern Air Logistics Co., Ltd. under China Eastern Airlines Corporation Limited”, China Eastern Airlines Corporation Limited proposed to transfer the equity interests in Eastern Air Logistics Co., Ltd. It is necessary to appraise the entire shareholders’ equity of Eastern Air Logistics Co., Ltd., thereby offering a basis for the value of the above economic activity.

II.	Appraisal Target: the entire shareholders’ equity of Eastern Air Logistics Co., Ltd.

III.	Valuation Scope: the entire assets of Eastern Air Logistics Co., Ltd., including all assets and relevant liabilities.

IV.	Value Type: market value.

V.	Valuation Reference Date: 30 June 2016.

VI.	Valuation Approaches: the asset-based approach and the income approach.

(I)	Descriptions of Valuation Approaches

Basic approaches for assessing enterprise value include the asset-based approach, income approach and market approach.

The asset-based approach, a method used in assessing enterprise value, is also called the cost approach. It refers to the valuation method by which the value of the appraisal target is determined by reasonably assessing the values of assets and liabilities, both on and off balance sheet, on the basis of the balance sheet of the appraisal target as of the valuation reference date.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The income approach, a method used in assessing enterprise value, refers to the valuation method by which the value of the appraisal target is determined by capitalizing or discounting the expected income. The income approach usually comes in as the dividend discounting method and the cashflow discounting method. The income approach is the assessment of the value of an enterprise by the profitability of an enterprise, and it is based on the theory of expected utility in economics.

The market approach, a method used in assessing enterprise value, refers to the valuation method by which the value of the appraisal target is determined by comparing the appraisal target with the comparable listed companies or comparable transaction cases. The market approach usually comes in as the listed companies comparison approach and the transaction cases comparison approach.

(II)	Selection of Valuation Method

The asset-based approach is the valuation method by which the value of the appraisal target is determined by reasonably assessing the values of assets and liabilities, both on and off balance sheet, on the basis of the balance sheet. Taking into account the circumstances of this valuation, the appraised entity can provide and the valuer can collect externally those information required by the asset-based approach, so that thorough investigation and valuation can be conducted on the assets and liabilities of the appraised entity. Therefore the asset-based approach is applicable to this valuation.

The income approach is based on the expected utility theory of economics. In other words, from the perspective of the investors, the enterprise value lies in the future income expected to be generated for the enterprise. Despite the absence of the direct use of comparable in the actual market for stating the prevailing market fair value of the appraisal target, the income approach assesses the value of an asset by its expected profitability, which is the essential basis for determining the prevailing market fair value of the asset. As such, it can completely reflect the overall value of an enterprise and its valuation conclusion is more reliable and convincing. From the perspective of application conditions, since the enterprise is profitable in its own right and the management of the appraised entity has provided the profit estimate for the future years, according to the historical operating data of the enterprise, the internal and external operating environment can reasonably forecast the future level of profit of the enterprise. In addition, the risk of future income can be reasonably quantified. Therefore, the income approach has been adopted in this valuation.

The market approach determines the prevailing market fair value of the appraisal target by referring to comparables in the market. This approach is direct in terms of valuation perspective and valuation methods, and the valuation process is intuitive. The data for the valuation is from market, making the result very convincing. Reason one: In the lack of a fully-developed and active capital market in China, it is difficult to accurately quantify and rectify the similarity between the comparable listed companies and the transaction cases with the appraisal target. As such, the accuracy of the result of valuation under the market approach is difficult to be measured in a precise manner. Further, valuation under the market approach is based on one point of time on the valuation reference date in the capital market, without regard to the cyclical fluctuation of the market. As such, the market approach is not adopted for this valuation. Reason two: There are few listed comparables for this valuation and the appraised entity, and transaction cases are difficult to find. Therefore, the market approach is not adopted for this valuation. Reason three: The asset-based approach and the income approach adopted in this valuation can better reflect the value of the enterprise. Therefore the market approach is no longer adopted for conducting the valuation.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

Accordingly, the asset-based approach and the income approach have been selected for this valuation.

(III)	Introduction of the Specific Valuation Approaches

I)	Asset-based approach

The asset-based approach, which is a method for appraising enterprise values, refers to the method for determining the value of the appraisal target based on the reasonable evaluation of the value of assets and liabilities of an enterprise on the basis of the balance sheet of the appraisal target as of the valuation date. The process of evaluation of the assets and liabilities is as follows:

1.	VALUATION OF CURRENT ASSETS AND LIABILITIES

Current assets of the appraised entity include monetary capital, accounts receivable, prepayments, other receivables, inventories, and other current assets; while liabilities include accounts payable, receipts in advance, staff remuneration payable, tax payable, interest payable, other payables, non-current liabilities due within one year, and accrued expenses.

(1)	Monetary capital: included bank deposits and other monetary capital, the appraised value of which was determined as the verified book value which was arrived at after the verification of bank reconciliation statements, bank confirmations, and other proofs of monetary capital. Monetary capital denominated in foreign currencies is translated into RMB at the official exchange price quoted on the valuation reference date.

(2)	Accounts receivable and other receivables: The appraisal value shall be determined based on the recoverable amount of each account receivable provided that the amount of all the accounts receivable is duly verified. If there is a good reason to believe that all the amount can be recovered, the appraised value shall be calculated at the total amount of all accounts receivable; for the partial amount which is probably irrecoverable, in the event that it is difficult to confirm the amount of irrecoverable receivables, historical information and on-site investigation are used to familiarize the situation, specifically analyze the amount, time and reasons of loans, recovery of the amounts, as well as the capital, credit and current situation of operating management to estimate the partial amount which is probably irrecoverable in accordance with the aging analysis method as the appraised value calculated after deduction of the loss from risk; with regard to those which have conclusive evidences proving that the receivable cannot be recovered, the appraised value will be nil. The “provision of impairment” on the accounts shall be accounted for as zero.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(3)	Prepayments: the appraisal value shall be determined based on the value of assets or rights from corresponding goods that can be recovered, for recoverable goods or rights, the verified book value is taken as the appraised value. Where there is conclusive evidence that the corresponding goods cannot be recovered, or the corresponding assets or interests cannot be formed, the appraised value of such prepayments will be nil. For deferred expenses in the prepayments, the appraised value shall be determined at the value of assets and rights still owned by the appraised entities after the valuation reference date. The appraised value shall be nil for the items that have no corresponding rights and value or that have been included in other assets. For deferred expense items with corresponding rights or value after the valuation reference date, the appraised value shall be determined based on the original amount incurred and the ratio of remaining benefit period to the total amortization period.

(4)	Liabilities: the appraised value of liabilities shall be determined based on the liability items and amounts actually to be assumed by the appraised entities (realized based on the evaluation purpose) provided that such liabilities were duly checked and verified. The appraised value of the liability items which actually need not to be assumed shall be nil.

2.	EVALUATION OF NON-CURRENT ASSETS

(1)	Long-term equity investment

Long-term equity investments are primarily the long-term equity investments in the subsidiaries, three in total, comprising two wholly-owned subsidiaries and one controlled subsidiary. The names of the invested entities and evaluation approaches adopted therefor are shown in the following table:

		Percentage of	Evaluation
No.	Name of shareholder	shareholding	Approach

1	Shanghai Eastern Airlines Transport Co., Ltd.	100%	Asset-based approach, Income approach

2	China Eastern Express Co., Ltd.	100%	Asset-based approach, Income approach

3	China Cargo Airlines Co., Ltd.	83%	Asset-based approach, Income approach

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

 For the long-term investments in wholly-owned and controlled subsidiaries, the method for enterprise value evaluation is adopted for an overall evaluation to the invested entities, and then the valuation of the long-term investments is calculated based on the percentage of shareholding of the appraised entity.

(2)	Buildings and Constructions (structures)

For buildings and structures, the cost method was mainly adopted for appraisal purpose.

1)	Cost approach

Appraised value= full replacement price × integrated residue ratio

(1)	Determining the full replacement price of buildings and constructions

Full replacement price = comprehensive construction and installation price + Upfront and other expenses + cost of capital

For large-scale, high-value and important buildings (structures), their comprehensive construction and installation price was determined after computing their respective civil construction costs and installation charges according to the quota standards and relevant charging documents implemented locally.

For low-value and simple structured buildings (structures), their comprehensive construction and installation price was determined by using the unilateral cost method.

Upfront and other expenses were determined according to industry standards and relevant local requirements on administrative and institutional fees. The full replacement price was determined after calculating the capital cost based on the lending interest rate on the valuation reference date and the normal construction period of the type of buildings.

According to Cai Shui (2016) No. 36 document (財稅 (2016) 36號文 件) issued by the Ministry of Finance and the State Administration of Taxation and “Notice on the Adjustment of the Basis of Computing Construction Prices in Shanghai under the Implementation of Value-added Tax to Replace Business Tax in the Construction Industry, Hu Jian Shi Guan (2016) No. 42 (關於實施建築業營業稅改增值稅調整本市 建設工程計價依據的通知滬建市管 (2016)42 號 ) from Shanghai Market Management Station for the Construction and Construction Materials Industries (上海市建築建材業市場管理總站)”, the simplified calculation method is adopted for “Old projects of construction (projects constructed before 1 May 2016)”.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(2)	Determination of the integrated residue ratio

(A)	For high-value and important constructions (structures), the residue ratio was determined based on both the surveyed residue ratio and the residue ratio over useful life. The formula is as follows:

Integrated residue ratio = surveyed residue ratio × 60% + theoretic residue ratio × 40%

in which:

Theoretic residue ratio (%) = remaining useful life/(used life + remaining useful life) × 100%

In determining the on-site surveyed residue ratio, construction completion documents of major buildings shall be inspected to learn about the maintenance and management history, while onsite survey shall be conducted to evaluate the structure, decoration and equipment of the buildings and complete the on-site surveyed for residue ratio.

(B)	For low-value and simple structured buildings (structures), the residue ratio was determined based on useful life method with adjustment according to the specific condition. The formula is as follows:

Residual value rate = (useful life – used life)/useful life × 100%.

(3)	Equipment assets

The equipment assets within the scope of valuation include machinery equipment, transportation equipment and electronic equipment.

Based on the purpose of this valuation, in accordance with the ongoing concern principle, using the market price as the basis, combining the features of the equipment to be appraised and the information collected, the cost approach shall mainly be used to carry out the appraisal.

Appraised value = Full replacement price × integrated residue ratio

1)	Machinery equipment

The machinery equipment in this valuation included both domestic equipment and imported equipment.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(1)	Determining the full replacement price

Full replacement price = purchase price of the equipment + freight and miscellaneous expenses + installation engineering expenses – value-added tax

(A)	Purchase price of the equipment

The purchase price of a domestic equipment was mainly determined based on the quotation of manufacturers or trading companies and with reference to the “Price Quotation Manual for Mechanical and Electrical Products”, and with reference to the recent contractual price of similar equipment. For certain equipment the quotation of which were not available, the price index method was adopted in assessing the purchase price.

The purchase price of an imported equipment was mainly determined based on the domestic distributors of the relevant equipment.

(B)	Freight and miscellaneous expenses

The freight and miscellaneous expenses were based on the purchase price of the equipment. Based on factors including different distances between the manufacturers as well as the weight and size of the equipment, different freight and miscellaneous expenses shall be charged. The prices quoted by some manufacturers include freight and miscellaneous expenses.

(C)	Installation and debugging fee

It was determined by different installation expense rates based on the equipment purchase price according to the characteristics and weight of equipment as well as the level of difficulty of installation.

For smaller equipment requiring no installation, installation engineering expenses and debugging fee should not be considered.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(D)	Value-added tax included in purchase price of equipment

Determination of deductible amount of value-added tax: according to Cai Shui [2008] No. 170 (財稅[2008]170號), starting from 1 January 2009, the input value-added tax incurred on acquisition or self-preparing of fixed assets by general taxpayers of value-added tax can be set off with the amount of output value-added tax with the designated invoice for value-added tax, the designated payment note of value-added tax on imports and settlement notes of transportation expenses pursuant to the relevant requirements in Provisional Regulations on Value-added Tax of the People’s Republic of China (Order No. 538 of the State Council) 《(中華人民共和國增值稅暫行條例 》( 國務院令第 538 號 )) and Detailed Rules for the Implementation of the Provisional Regulations on Value-added Tax of the People’s Republic of China (Order No.50 of the Ministry of Finance and the State Administration of Taxation) 《(中華人民共和國增值稅暫行條例實施細則》(財政部國家稅務總局令第50號)).

(2)	Determining the integrated residue ratio

Integrated residue ratio = surveyed residue ratio × 0.6 + theoretic residue ratio × 0.4

(A)	Surveyed residue ratio

The surveyed residue ratio was mainly determined according to the actual situation of the equipment. The components of the equipment were scored one by one according to the on-site survey of the technical status, work environment and maintenance of the equipment to determine the surveyed residue ratio.

(B)	Theoretic residue ratio

Theoretic residue ratio was determined based on the economic service life (or remaining useful life) and the used life.

Theoretic residue ratio = (economic service life – used life)/economic service life × 100%

For equipment whose serviced life were longer than the economic service life, the following formula was applied:

Theoretic residue ratio = remaining useful life/(used life + remaining useful life) × 100%

For equipment of lower value with light and simple structure and normal use, the residue ratio was determined at service life method based on the time of use with consideration of its maintenance condition.

(3)	Determination of the appraised value

Appraised value of machinery equipment = full replacement price × integrated residue ratio

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

2)	Valuation of vehicles

(1)	Full replacement price of vehicles

The full replacement price of vehicles was made up of the purchase price (VAT exclusive), the purchase tax and other expenses (such as the vehicle validation fee, license fee and handling fee). The purchase price was determined with reference mainly to the market price of the same type of vehicle in the recent transactions.

(2)	Determination of the integrated residue ratio

Pursuant to the current standard for mandatory vehicles scrappage, the depreciation rate was determined by two methods, namely the mileage driven by the vehicle and the used life. Then, the integrated residue ratio was determined by combining the above with the depreciation rate obtained through technical evaluation by on-site surveying.

(3)	Determination of the appraised value of vehicles

Appraised value = full replacement price of the vehicle × integrated residue ratio

3)	Valuation of electronic equipment

(1)	Determination of the full replacement price of electronic equipment

Electronic equipment mainly comprise computers, printers and air conditioners for office use, which shall be delivered, installed and debugged by the distributor. The replacement price shall be determined at the tax-exclusive market purchase price.

(2)	Determination of the residue ratio

For small equipment such as electronic equipment and air conditioners, the integrated residue ratio was determined mainly based on the economic service life; while reference shall also be made to the work environment and the operation condition of the equipment for determining the integrated residue ratio of large electronic equipment.

(3)	Determination of the appraised value

Appraised value = full replacement price of the electronic equipment × residue ratio

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

For vehicles and electronic equipment purchased earlier which have been suspended from production without relevant models available in the market, the appraised prices were determined based on market approach with reference to the prices quoted in the second-hand market.

(4)	Construction in progress

Cost approach was applied in valuation of construction in progress. In order to avoid duplications or omissions of asset measurements, the following valuation methods are adopted in light of the characteristics of construction in progress, the type and specific conditions of each construction in progress:

The construction in progress covered by the scope of this evaluation is uncompleted project under normal construction. For such projects, the verified carrying value will be taken as the appraised value, according to reported amount of construction in progress, after verification of its account and confirmation that no duplications exist in price calculation of asset items connected to it, and no unreasonable expenses exist in the carrying value.

(5)	Land use rights

The valuation method adopted for land valuation shall comply with the requirements and conditions of the Regulations for Valuation on Urban Land and meet the valuation purpose. The valuation method in this evaluation was adopted according to the requirements of the Regulations for Valuation on Urban Land, the development conditions of local property market, combing with the specific characteristics and specific valuation purposes. The common valuation methods included the market comparison approach, income equity approach, cost approach method, residual method, coefficient-revising of benchmark land price method. After on-site investigations and discussion and analysis by valuers, the market comparison approach and the coefficient-revising of benchmark land price method were selected for the valuation.

(6)	Other intangible assets – software

Based on the inspection of accounts and original evidences and providing for amortisation, the price available to appraisers through enquiry to dealers is taken as the appraised value.

(7)	Long term deferred expenses

The appraised value was determined based on the value of assets and entitlements of the appraised entities after the valuation reference date, and the appraised value was directly determined as nil for the items that have no corresponding interest, value or were considered in other assets. For deferred expenses items that have corresponding interest or value after the valuation reference date, the appraised value thereof was determined based on initial amount and the proportion of the residual useful life into the total period for amortisation.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(8)	Deferred income tax assets

Based on the inspection of accounts and original evidences, the appraised value thereof was determined based on the value of assets and entitlements of the appraised entities after the Valuation Reference Date.

II)	Income approach

The discounted cash flow (DCF) approach has been adopted for this income approach evaluation, while free cashflow of the respective entities has been selected. The value of total shareholders’ equity is obtained indirectly through the evaluation of the overall value of the entity.

This evaluation is based on free net cashflow of the respective entities of certain years in the future. The value of overall operating assets of the entity, calculated through adding up the discounted values with the adoption of an appropriate discount rate, is added to surplus assets and non-operating assets less interest-bearing liabilities in order to derive the appraised value.

1.	Calculation model

	E = V – D	Formula 1
	V = P + C1 + C2 + E’	Formula 2

In the above formula:

E: Value of total shareholders’ equity;

V: Overall value of entity;

D: Appraised value of interest-bearing liabilities;

P: Appraised value of operating assets;

C1: Appraised value of surplus assets;

C2: Appraised value of non-operating assets;

E’: Appraised value of long-term equity investment (not considered in cashflow).

In which, P, the appraised value of operating assets in formula 2, is calculated with the formula as follows:

Formula 3

The first half of the above formula is the value of explicit forecast period while the other half is the value of perpetual period (final value)

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

In formula 3:

Rt: Free cashflow of entity of the t-th explicit forecast period;

t: Number of explicit forecast period 1, 2, 3, ... , n;

r: Discount rate;

Rn+1: Free cashflow of entity in perpetual period;

g: Growth rate of perpetual period, g = 0 in this evaluation;

n: The last year of explicit forecast period.

2.	Determination of key parameters in the model

1)	Determination of expected income

Free cashflow of entity is taken as the quantitative indicator of the expected income of the entity.

Free cashflow of entity refers to the total of all cashflow after payments of operation expenses and income tax and before cash payments to those who claim against the Company. Its calculation formula is as follows:

Free cash flow of entity = net profit after tax + depreciation and amortization. + interest expense × (1-tax rate T) – Capital expenditure – working capital movement.

2)	Determination of income period

Income period in appraising enterprise value normally refers to the number of years in the future in which the enterprise can obtain income. To derive a reasonable forecast of future income, income period of enterprise can be categorised as limited period and unlimited period according to the characteristics of production and operation of enterprise and relevant laws, regulations, contracts and agreements.

Perpetual period is adopted as the income period in this evaluation. Of which, the first phase is the period from 30 June 2016 to 31 December 2021, during which the income is changing based on the status and plans of operation of the appraised enterprise; the second phase starting from 1 January 2022 is the phase of perpetual operation, during which the level of profit of the appraised entity will remain stable.

3)	Determination of discount rate

There are various methods and ways to determine discount rate. Based on the principle of consistency between income amount and discount rate, the income amount is evaluated using the free cashflow of entity, and thus weighted average cost of capital (WACC) is selected to determine the discount rate.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

4)	Determination of appraised value of interest-bearing liabilities

The liabilities include long-term and short-term borrowings of the enterprise and are determined using market value.

5)	Determination of appraised values of surplus assets and non-operating assets (liabilities)

Surplus assets refer to assets that are not directly related to the income of the enterprise and in excess of the amount needed to operate the enterprise, which generally refer to excess monetary capital and financial assets held for trading etc. Non-operating assets refer to assets that are not directly related to the income of the enterprise and not profit-generating. Separate evaluation is carried out for such assets.

6)	Determination of appraised value of long-term equity investment

For long-term equity investment, separate evaluation is carried out, using the asset-based approach and income approach for evaluation.

7)	Evaluation assumptions

(1)	General assumptions:

1.	Transaction assumption: assuming that all assets to be valued are in the course of transaction and the evaluation assessed by the valuer is based on simulated market including terms of transaction of the appraised assets.

2.	Open market assumption: open market assumption is an assumption for the conditions of assets proposed to enter the market and how the assets will be affected under such market conditions. Open market refers to the fully developed and sound market conditions, which is a competitive market with voluntary purchasers and sellers, and in which purchasers and sellers are of equal standing and have opportunities and time to access sufficient market information; parties to the transaction trade voluntarily, rationally, under no compulsion and without restriction.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

3.	Continuous use assumption: continuous use assumption is an assumption about the conditions of assets proposed to enter the market and status of the assets under such market conditions. It is assumed that, firstly, the evaluated assets are under use, and secondly, the assets under use will be used continuously. Under the continuous use assumption, change of uses of assets and the best conditions of use are not taken into account, and the scope of use of the appraisal result is limited.

4.	Going-concern assumption: an evaluation made on the overall assets of enterprise as the appraisal target. That means the enterprise, as the business entity, continues to operate towards its business goals under the external environment it is in. The business operator is responsible for and capable of taking up obligations; the enterprise operates in a lawful manner and makes appropriate profit to maintain the ability to operate in ongoing concern.

(2)	Evaluation assumptions of income approach:

1.	There is no material change to the relevant prevailing laws, regulations and policies, and in the macroeconomic trend of PRC; there is no material change in political, economic and social environment of the regions where the parties to this transaction are in; there are no other unforeseen circumstances or force majeure to cause material adverse changes.

2.	In respect of the actual situation of assets on the valuation reference date, it is assumed that the enterprise will operate in ongoing concern.

3.	It is assumed that the operator of the Company is responsible and the management of the Company has the ability to fulfill its duties.

4.	Unless otherwise illustrated, it is assumed that the Company is in full compliance with all relevant laws and regulations.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

5.	It is assumed that the accounting policies to be adopted by the Company in the future will be basically consistent with those adopted in compiling this report in material respects.

6.	It is assumed that on the basis of the existing way of management and governance level of the Company, the scope and manner of operation is in line with the current directions.

7.	There are no material changes in the relevant interest rate, exchange rate, tax bases and tax rates and policy-based levies.

8.	There is no other force majeure factors and unforeseen factors that can lead to material adverse changes to the enterprise.

9.	It is assumed that the forecast annual cashflow of the enterprise is generated in the period.

10.	It is assumed that the products or services of the enterprise can maintain the existing competitive edges after the valuation reference date.

11.	It is assumed that the appraised entity can continue to control the resources it owns (including human resources, sales network and customer resources etc.), to maintain its core competitive edges.

12.	The appraised entity executes the development of the transformed business of the logistics business division as scheduled.

8)	Evaluation Conclusion

In this evaluation, the valuer adopted both asset-based approach and income approach when assessing the appraisal target. After some analysis, the result of the asset-based approach was adopted as the evaluation conclusion eventually.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The book value of total assets of Eastern Air Logistics Co., Ltd. arrived at using asset-based approach amounts to RMB2,218,892,100 and the appraised value amounts to RMB3,813,860,000, representing an appreciation of RMB1,594,967,900 or an appreciation rate of 71.88%; Book value of total liabilities amounts to RMB1,381,315,800 and the appraised value amounts to RMB1,381,315,800, without appreciation or depreciation; Book value of net assets amounts to RMB837,576,300 and the appraised value amounts to RMB2,432,544,200, representing an appreciation of RMB1,594,967,900 or an appreciation rate of 190.43%.

Details of the overall assets evaluation are set out in the table below:

Table of Results of Overall Assets Evaluation

Unit: in ten thousand RMB

		Appraised	Appreciation/	Appreciation
Items	Book Value	Value	Depreciation	Rate%

Current assets	82,657.25	82,657.25	–	–
Non-current assets	139,231.96	298,728.75	159,496.79	114.55
Including: Long-term equity investment (Note 1)	6,105.37	30,704.01	24,598.64	402.90
Fixed assets	47,212.74	56,312.15	9,099.41	19.27
Construction in progress	5,988.71	5,988.71	–	–
Intangible assets	35,379.39	161,178.13	125,798.74	355.57
Land use right	34,274.00	160,043.59	125,769.59	366.95
Others	44,545.75	44,545.75	–	–
Total assets	221,889.21	381,386.00	159,496.79	71.88
Current liabilities	72,671.73	72,671.73	–	–
Non-current liabilities	65,459.85	65,459.85	–	–
Total liabilities	138,131.58	138,131.58	–	–
Net assets	83,757.63	243,254.42	159,496.79	190.43

When using the evaluation conclusion, the users of the report should pay attention to the impact of the “Explanation of Special Matters” mentioned under Clause 11 in the text herein on the evaluation conclusion, as well as the evaluation assumptions and prerequisite conditions upon which the evaluation conclusion has been reached.

In respect of the following events that might have an impact on the evaluation conclusion as mentioned in “Explanation of Special Matters” under Clause 11 of the text herein, and the assessment of which is beyond the professional scope and competence of the asset valuer, users of this report are reminded to pay special attention to the following items:

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(I)	Some of the properties included in the scope of evaluation have not yet obtained building ownership certificates as of the valuation reference date. The appraised entity issued relevant explanation accordingly in order to prove that such part of the properties without certificates in fact belong to the appraised entity. They also undertook that they are willing to bear the corresponding legal liability if problems arise regarding title to such part of the properties. The evaluation was carried under the prerequisite that the building ownership is clear from any dispute.

Details of properties without ownership certificates are set out in the table below:

Unit: in RMB

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

1	Customs Inspection Room of Logistics Center Door No. 4	Logistics Center Cargo Terminal. Logistics Center/165235	Brick-concrete	2010/10/14	m2	77.50	180,166.00	114,145.38

2	Handling shed of Pudong Cargo Terminal	North Cargo Terminal. North Cargo Terminal/171625	Steel	2011/4/30	m2	2,000.00	943,582.00	628,320.72

3	28A temporary warehouse of Logistics Center	Logistics Center Cargo Terminal. Logistics Center/193965	Steel	2011/12/31	m2	3,347.70	4,493,147.00	134,794.41

4	28B temporary warehouse of Logistics Center	Logistics Center Cargo Terminal. Logistics Center/193966	Steel	2011/12/31	m2	3,206.30	5,064,409.00	151,932.27

5	Handling shed No. #7 of North Cargo Terminal	North Cargo Terminal. North Cargo Terminal/245233	Steel	2013/12/26	m2	5,580.00	5,111,884.86	3,562,344.71

6	Handling shed No. #8	North Cargo Terminal. North Cargo Terminal/245234	Steel	2013/12/26	m2	2,100.00	2,831,197.77	1,972,991.03

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

7	Sewage treatment pool and fire pump room of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59673	Frame, reinforced concrete	2000/5/31	m2	99.44	894,237.58	563,129.12

8	10 kilovolts switching station of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59674	Frame	2000/5/31	m2	172.64	296,617.01	186,788.61

9	Storm water pumping station of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59675	Frame	2004/8/23	m2	822.32	4,560,963.51	2,872,181.55

10	Gate security AB of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59676	Frame	2000/5/31	m2	156.40	169,539.21	106,763.91

11	Phone operator’s room of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59677	Brick-concrete	2000/5/31	m2	550.50	766,488.89	482,682.01

12	Customs supervision center of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59678	Brick-concrete	2000/5/31	m2	553.00	824,334.99	519,109.17

13	Customs confiscation warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59679	Steel	2000/5/31	m2	770.00	1,088,127.51	685,228.03

14	Customs supervision exit of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59680	Steel	2004/8/23	m2	59.10	85,588.07	53,897.87

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

15	Gate security 1 of Hongqiao customs warehouse	Hongqiao Cargo Terminal. Hongqiao operating department/59685	Brick-concrete	2001/12/31	m2	10.24	30,871.44	19,798.22

16	Gate security 2 of Hongqiao customs warehouse	Hongqiao Cargo Terminal. Hongqiao operating department/59686	Brick-concrete	2001/12/31	m2	10.24	30,871.44	19,798.22

17	Gate security 3 of Hongqiao customs warehouse	Hongqiao Cargo Terminal. Hongqiao operating department/59687	Brick-concrete	2001/12/31	m2	10.24	30,871.44	19,798.22

18	Gate security 4 of Hongqiao customs warehouse	Hongqiao Cargo Terminal. Hongqiao operating department/59688	Brick-concrete	2001/12/31	m2	10.24	30,871.44	19,798.22

19	Temporary weighting and stowage room	Hongqiao Cargo Terminal. Hongqiao operating department/59689	Frame	2004/8/23	m2	230.00	297,931.59	187,617.37

20	Customs inspection room of Hongqiao customs warehouse	Hongqiao Cargo Terminal Hongqiao operating department/59692	Frame	2001/12/31	m2	952.70	2,058,016.56	1,319,810.02

21	01A agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59700	Steel	2000/5/31	m2	5,443.00	9,576,511.20	5,348,726.80

22	01B agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59701	Steel	2000/5/31	m2	5,443.00	9,576,511.20	5,348,726.80

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

23	01C agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59702	Steel	2000/5/31	m2	5,443.00	9,576,511.20	5,348,726.80

24	01D agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59703	Steel	2000/5/31	m2	5,443.00	9,576,511.20	5,348,726.80

25	01E Agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59704	Steel	2000/5/31	m2	5,443.00	9,576,511.20	5,348,726.80

26	01F agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59705	Steel	2000/5/31	m2	5,443.00	9,576,511.20	5,348,726.80

27	02A agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59706	Steel	2000/5/31	m2	2,722.00	5,618,188.73	3,137,903.03

28	02B agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59707	Steel	2000/5/31	m2	2,722.00	5,618,188.73	3,137,903.03

29	02C agent warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59708	Steel	2000/5/31	m2	2,722.00	5,618,188.73	3,137,903.03

30	Construction on apron of Pudong Cargo Terminal	North Cargo Terminal. North Cargo Terminal/59732	Steel	2004/8/23	m2	12.00	11,400.00	6,887.34

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

31	Production room of Hongqiao customs warehouse	Hongqiao Cargo Terminal. Hongqiao operating department/59735	Frame	2001/12/31	m2	1,342.00	1,762,014.35	1,012,940.31

32	Hongqiao international receiving office and main building	Hongqiao Cargo Terminal. Hongqiao operating department/59737	Mixed	2000/5/31	m2		522,500.00	315,692.54

33	03 self-use warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal. Logistics Center/59740	Steel	2004/8/23	m2	41,300.00	39,640,559.23	22,140,269.03

34	Hongqiao customs warehouse 1	Hongqiao Cargo Terminal.Hongqiao operating department/59741	Steel	2001/12/31	m2	9,596.00	8,683,580.70	4,991,986.84

35	Hongqiao customs warehouse 2	Hongqiao Cargo Terminal. Hongqiao operating department/59742	Steel	2001/12/31	m2	2,481.00	2,590,897.94	1,489,446.54

36	Decomposition shed of Hongqiao Customs warehouse	Hongqiao Cargo Terminal. Hongqiao operating department/59743	Steel	2001/12/31	m2	3,900.00	2,832,386.09	1,628,272.85

37	Car wash chamber of Pudong Cargo Terminal	North Cargo Terminal. North Cargo Terminal/69451	Brick-concrete	2005/1/25	m2	7.88	25,577.00	767.31

38	Customs duty room	North Cargo Terminal. North Cargo Terminal/70134	Brick-concrete	2005/3/18	m2	18.00	37,494.00	1,124.82

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

39	Washroom	North Cargo Terminal. North Cargo Terminal/72604	Brick-concrete	2005/3/31	m2	25.00	71,623.00	2,148.69

40	Nong Chang Road gate security	Hongqiao Cargo Terminal. Hongqiao operation department/86409	Brick-concrete	2004/8/23	m2	16.00	13,759.68	3,230.41

41	12A temporary warehouse	Logistics Center Cargo Terminal. Logistics Center/86696	Steel	2005/8/24	m2	4,332.10	3,481,793.00	2,262,198.06

42	Agent warehouse 02D	Logistics Center Cargo Terminal. Logistics Center/91415	Steel	2004/8/31	m2	2,722.00	6,117,763.12	3,609,844.36

43	Agent warehouse 01P	Logistics Center Cargo Terminal. Logistics Center/91417	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

44	Agent warehouse 01J	Logistics Center Cargo Terminal. Logistics Center/91418	Steel	2004/8/31	m2	5,443.00	17,181,415.14	10,138,057.56

45	Agent warehouse 01N	Logistics Center Cargo Terminal. Logistics Center/91419	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

46	Agent warehouse 01M	Logistics Center Cargo Terminal. Logistics Center/91420	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

47	Customs office building 36	Logistics Center Cargo Terminal. Logistics Center/91421	Frame	2004/8/31	m2	1,585.10	2,482,700.20	1,464,940.83

48	Detained items warehouse 38	Logistics Center Cargo Terminal. Logistics Center/91422	Frame	2004/8/31	m2	600.00	1,257,859.59	742,212.12

49	Checkpoint monitor room 39ABC	Logistics Center Cargo Terminal. Logistics Center/91423	Frame	2004/8/31	m2	548.10	1,873,110.03	1,105,246.45

50	10 kilovolt switching station 05	Logistics Center Cargo Terminal. Logistics Center/91424	Frame	2000/5/31	m2	172.64	335,062.96	197,707.62

51	Refuse collection point 25D25E	Logistics Center Cargo Terminal. Logistics Center/91425	Brick-concrete	2004/8/31	m2	52.80	90,463.96	53,379.21

52	Carpark management and washroom 34ABC	Logistics Center Cargo Terminal. Logistics Center/91426	Frame	2004/8/31	m2	139.50	303,238.15	178,928.55

53	Agent warehouse 18B	Logistics Center Cargo Terminal. Logistics Center/91427	Steel	2004/8/31	m2	3,888.00	8,121,032.23	4,791,892.10

54	Agent warehouse 30A	Logistics Center Cargo Terminal. Logistics Center/91428	Steel	2004/8/31	m2	4,082.00	8,619,145.89	5,085,809.49

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

55	Agent warehouse 30B	Logistics Center Cargo Terminal. Logistics Center/91429	Steel	2004/8/31	m2	4,082.00	8,619,145.89	5,085,809.49

56	Spray pumping station 35	Logistics Center Cargo Terminal. Logistics Center/91430	Frame	2004/8/31	m2	66.00	137,194.66	80,952.82

57	Agent warehouse 18A	Logistics Center Cargo Terminal. Logistics Center/91436	Steel	2004/8/31	m2	3,888.00	8,121,032.23	4,791,892.10

58	Agent warehouse 29A	Logistics Center Cargo Terminal. Logistics Center/91438	Steel	2004/8/31	m2	2,916.00	6,022,171.45	3,553,439.17

59	Agent warehouse 29B	Logistics Center Cargo Terminal. Logistics Center/91440	Steel	2004/8/31	m2	2,916.00	6,034,747.32	3,560,860.24

60	Agent warehouse 18C	Logistics Center Cargo Terminal. Logistics Center/91443	Steel	2004/8/31	m2	3,888.00	8,366,503.60	4,936,735.07

61	Agent warehouse 29C	Logistics Center Cargo Terminal. Logistics Center/91444	Steel	2004/8/31	m2	2,916.00	6,034,747.32	3,560,860.24

62	Agent warehouse 18D	Logistics Center Cargo Terminal. Logistics Center/91445	Steel	2004/8/31	m2	3,888.00	8,121,032.23	4,791,892.10

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

63	Agent warehouse 18E	Logistics Center Cargo Terminal. Logistics Center/91447	Steel	2004/8/31	m2	3,888.00	8,121,032.23	4,791,892.10

64	Agent warehouse 01G	Logistics Center Cargo Terminal. Logistics Center/91448	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

65	Agent warehouse 01H	Logistics Center Cargo Terminal. Logistics Center/91449	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

66	Agent warehouse 01K	Logistics Center Cargo Terminal. Logistics Center/91450	Steel	2004/8/31	m2	5,443.00	11,248,903.73	6,637,523.18

67	Agent warehouse 01L	Logistics Center Cargo Terminal. Logistics Center/91451	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

68	Agent warehouse 01R	Logistics Center Cargo Terminal. Logistics Center/91453	Steel	2004/8/31	m2	5,443.00	10,428,063.19	6,153,177.53

69	Gate security 09D	Logistics Center Cargo Terminal. Logistics Center/91464	Frame	2004/8/31	m2	78.20	169,844.38	100,218.78

70	Telecommunications Gateway 33	Logistics Center Cargo Terminal. Logistics Center/91465	Frame	2004/8/31	m2	423.60	988,502.83	583,275.88

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

71	Living animals warehouse 22	Logistics Center Cargo Terminal. Logistics Center/91466	Frame	2004/8/31	m2	228.00	401,846.39	237,113.55

72	Hazardous material warehouse 20A	Logistics Center Cargo Terminal. Logistics Center/91467	Frame	2004/8/31	m2	229.30	478,862.21	282,557.19

73	Hazardous material warehouse 20B	Logistics Center Cargo Terminal. Logistics Center/91468	Frame	2004/8/31	m2	451.30	821,715.28	484,861.33

74	Hazardous material warehouse 20C	Logistics Center Cargo Terminal. Logistics Center/91469	Frame	2004/8/31	m2	96.80	377,119.05	222,522.37

75	Hazardous material warehouse 20D	Logistics Center Cargo Terminal. Logistics Center/91470	Frame	2004/8/31	m2	966.00	1,788,083.36	1,055,075.27

76	Cold storage warehouse 32	Logistics Center Cargo Terminal. Logistics Center/91471	Steel	2004/8/31	m2	1,621.20	2,201,312.45	1,298,905.33

77	Valuable cargo warehouse 19	Logistics Center Cargo Terminal. Logistics Center/91472	Frame	2004/8/31	m2	559.00	1,022,017.71	603,051.07

78	Sorting shed 17	Logistics Center Cargo Terminal. Logistics Center/91473	Steel	2004/8/31	m2	20,270.00	28,156,191.26	16,613,829.08

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

							Book Value
				Year/Month of	Unit of	GFA/	Original
No.	Name of the Property	Detailed Address	Structure	Completion	Measurement	Capacity	Value	Net Value

79	Vehicle repair garage 31	Logistics Center Cargo Terminal. Logistics Center/91474	Frame	2004/8/31	m2	274.00	625,081.03	368,834.97

80	Big weight room of warehouse No. 03	North Cargo Terminal. North Cargo Terminal/91890	Brick-concrete	2006/1/23	m2	210.00	417,598.00	276,949.15

81	Temporary shed of East Cargo Terminal	East Cargo Terminal. East Cargo Terminal	Steel	2014/3/6	m2	960.00	908,892.83	660,935.54

82	Special transport warehouse of Pudong Logistics Center	Logistics Center Cargo Terminal	Steel	2016/1/7	m2	1,500.00	1,609,306.00	1,587,625.05

Total							393,948,052.73	225,589,835.76

Items that do not need to obtain certificates:

				Year/
Table				Month of		Reasons for without
No.	Assets No.	Name of the property	Structure	Completion	GFA	certificates

15	1004827	Locker room and warehouse of Pudong Cargo Terminal		2004/8/23		Not in existence

39	1004882	Hongqiao International receiving office and main building	Mixed	2000/5/31		Not in existence

As verified by the appraised entity, such part of buildings is owned by the company. The evaluation was carried under the prerequisite that the building ownership is clear from any dispute.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(II)	As of 30 June 2016 (which is the valuation reference date), “Stage One of the First Phase of West Cargo Terminal” (“西區貨站項目一期一階段”), which is classified as construction in progress and included in the scope of evaluation, had been completed and had undergone the inspection and acceptance procedure. It is now under settlement. Since the project was built in the Shanghai Airport (Group) Company, Ltd, the building title therefore belongs to the airport. The project is a “construction in lieu of lease payment” project, under which the cargo terminal investment contributed by Eastern Air Logistics Co., Ltd. will be treated as prepaid cargo terminal rent for 20 years. The investment made regarding the main body of the construction project which amounted to RMB474,050,000 was transferred to long-term deferred expenses on 1 January 2015. The balance for the construction in progress item represents the amount incurred after the transfer and will be transferred and adjusted after the final accounts of the airport has been prepared. The appraised value of this item is recognized at the carrying value in this evaluation.

(III)	Intangible Assets – Land

The land parcel (Hu Fang Di Min Zi 2000 No. 055668), which was included in the scope of evaluation, is located at Qiu 3, Block A26, Huacao Town, Minhang District, and was injected by China Cargo Airlines Co., Ltd. (a shareholder of the Company) in the form of land contribution in 2004. As the transfer of property ownership was never completed due to planning issues, China Cargo Airlines Co., Ltd. remained as the title holder. Part of the land parcel was requisitioned in 2011 due to the project construction of the Early Stage of Fundamental Development for Hongqiao Integrated Hub Plan (Phase 1). According to the Agreement of Compensation for Demolition and Resettlement of non-residential buildings on the state-owned and collectively-owned land, the area of land under demolition and resettlement was 6,651.50 sq.m. The appraised area of the land parcel in this evaluation represented the area of land excluding the land under demolition and resettlement, i.e. 55,869.5 sq.m.

Shanghai Eastern Logistics Co., Ltd., which was the name of the appraised entity at its incorporation, remained as the title holder of the three parcels of land (Hu Fang Di Pu Zi 2005 No. 111227, Hu Fang Di Pu Zi 2005 No. 015450 and Hu Fang Di Pu Zi 2011 No. 026785). After the appraised entity had changed its name of corporation, the change in title holder of the land was yet to be completed. The evaluation was carried out under the prerequisite that the ownership is clear from any dispute.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The Stockyard in Hongqiao Cargo Terminal New Area, which was included in this evaluation, was one of the assets injected by China Cargo Airlines Co., Ltd. into Shanghai Eastern Logistics Co., Ltd. (currently known as Eastern Air Logistics Co., Ltd) in 2004. As the land was originally an allocated land in nature, China Cargo Airlines injected the land first while went through the transfer procedures and estimated the land premium, deed tax and stamp duty based on land value obtained by the asset evaluation at that time, and carried on the book of China Cargo Airlines as other payables. As at the valuation reference date, however, the transfer procedures of the land had not been gone through yet and the valuer was not aware of any documents related to the land premium, hence the valuation was conducted based on the stated nature of the land as allocated land, and pursuant to the Decision on Amendments of the Measures of the Grant of Shanghai Land Use Rights by the Shanghai Municipal Government (Shanghai Municipal Government Order No. 101), the income of land grant premium from the granted land was set as 30% of the total income of its land use rights. Hence the reduction rate of the premium for the allocated land in this evaluation was 30% and the payment of land premium is confirmed in accordance with the final result of land grant.

(IV)	The special payables of RMB4,052,092.56, which were included in the scope of evaluation, were the compensation for relocation. Part of the land parcel in the stockyard in Hongqiao Cargo Terminal New Area (Hu Fang Di Min Zi 2000 No. 055668) was requisitioned in 2011 due to the project construction of the Early Stage of Fundamental Development for Hongqiao Integrated Hub Plan (Phase 1). According to the Agreement of Compensation for Demolition and Resettlement of non-residential buildings on the state-owned and collectively-owned land, the area of land under demolition and resettlement was 6,651.50 sq.m. The compensation for land requisition, which was the special payables of RMB4,052,092.56 representing the remaining balance after reduction of book value of intangible asset in land use rights and its relevant expenses, was paid to Eastern Air Logistics on 25 November 2011. The valuer sample-inspected book records, relevant documents and receipts of grant and concluded that the amounts shown on books, statements and receipts matched with each other. As the land was located within the red line of Hongqiao Airport, pursuant to the requirements of national policies, the future planning of that land parcel was in discussion. The subsequent expenses of that land parcel were closely related to special payables; hence this evaluation was presented at its carrying value.

(V)	Since China Cargo Airlines Co., Ltd., a controlled subsidiary of Eastern Air Logistics Co., Ltd., had been insolvent for a long time, Eastern Air Logistics Co., Ltd. committed to provide financial support for the ongoing operations of China Cargo Airlines Co., Ltd. and its subsidiaries to ensure that China Cargo Airlines Co., Ltd. and its subsidiaries could repay the debts within at least 12 months after the valuation reference date when they fell due, and guaranteed the ongoing operations without significant scale-down of its operations. Hence the estimated liabilities for this evaluation shall be confirmed as the appraised value based on the post-audit book value.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(VI)	Among the vehicles of China Cargo Airlines Co., Ltd.’s fixed assets included in the scope of evaluation, the title holder of 5 vehicles in Tokyo office was China Cargo Airlines Co., Ltd. The current user and manager of those 5 vehicles was China Eastern Airlines Corporation Limited due to historical reasons. China Cargo Airlines Co., Ltd., the appraised entity, was unable to provide information of those 5 vehicles such as auto licenses, vehicles, auto registration licences, license plates and actual mileage. China Cargo Airlines Co., Ltd., the appraised entity, committed that it shall bear the legal responsibilities for any disputes arising in the ownership of those vehicles. The evaluation was carried out under the prerequisite that the ownership is clear from any dispute. And as some information of those 5 vehicles was lost in Tokyo office, the net book value would be presented as the appraised value.

The details of 5 vehicles in Tokyo office are shown as follows:

Unit: RMB

	Number of		Name of		Purchase	Effective	Original	Net
No.	Assets	Title Holder	Vehicle	Specifications	Date	Date	Book Value	Book Value

2	5316049001192	China Cargo Airlines Co., Ltd.	Small sedan	MCV21W	2000/7/31	2000/7/31	241,978.64	7,259.36

5	5316049001311	China Cargo Airlines Co., Ltd.	Toyota Vehicle	Toyota TA- JZS175	2002/12/31	2002/12/31	328,659.48	9,859.79

6	5316049001312	China Cargo Airlines Co., Ltd.	Toyota Vehicle	Toyota UA- ZZE122G	2003/7/31	2003/7/31	123,170.99	3,695.13

11	5316049001365	China Cargo Airlines Co., Ltd.	Normal Sedan	Toyota	2006/5/1	2006/5/1	215,028.88	6,450.87

15	5316049001370	China Cargo Airlines Co., Ltd.	Vehicle	ESTIMA	2007/12/5	2007/12/5	165,508.06	4,965.25

Total							1,074,346.05	32,230.40

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(VII)	China Cargo Airlines Co., Ltd. is an entity as part of the long-term equity investment of Eastern Air Logistics Co., Ltd., the appraised entity, and owns Phase 1 of Pudong West Freight Transportation Area Cargo Terminal No. 2 which is the construction in progress. The project land is located at Shanghai Pudong International Airport West Cargo Area Land Parcel No. 6 and the land owner is Shanghai Airport (Group) Company Limited. According to Construction Management Agreement for Cargo Terminal in West Cargo Area of Shanghai Pudong International Airport and Freight Lease Agreement of Shanghai Pudong International Airport West Cargo Area Cargo Terminal executed on 22 October 2007, Supplementary Agreement of Cargo Terminal of Shanghai Cargo Airlines in Pudong International Airport West Cargo Area and Second Supplementary Agreement of Temporary Facilities in Pudong International Airport West Cargo Area Land Parcel No.6 executed on 18 October 2008, Agreement of General Transfer of Rights and Obligations about Construction Management Agreement for Cargo Terminal in West Cargo Area of Shanghai Pudong International Airport and Agreement of General Transfer of Rights and Obligations about Second Supplementary Agreement of Temporary Facilities in Pudong International Airport West Cargo Area Land Parcel No.6 executed on 12 April 2011, and Supplementary Agreement of Shanghai Pudong International Airport West Cargo Area Land Parcel No.6 Project executed on 17 April 2012, it was noted that China Cargo Airlines Co., Ltd. was unable to complete construction of cargo terminal pursuant to Construction Management Agreement for Cargo Terminal in West Cargo Area of Shanghai Pudong International Airport. The right of use of that project land by China Cargo Airlines Co., Ltd. had expired on 31 July 2014. As both parties were still in negotiation on the cooperation of the project land, the management handover of the project land was yet to be completed, and the dispositions of temporary buildings, construction in progress and the relevant matters of the project land were not ascertained yet. Hence the book value of RMB39,453,516.40 would be presented as the appraised value of the construction in progress.

(VIII)	As of the valuation reference date, building ownership certificates were yet to be obtained for some properties of China Cargo Airlines Co., Ltd. included in the scope of evaluation. Hence the appraised entity has issued relevant explanations, which proved that those properties without certificates belonged to the appraised entity, and it had committed to bear the relevant legal responsibilities for any issues related to the ownership of such portion of properties. The evaluation was carried out under the prerequisite that the ownership is clear from any dispute.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The details of buildings without building ownership certificates are shown as follows:

Unit: RMB

							Unit price	Book Value
		Detailed		Year/Month of	Unit of	GFA/	of cost	Original
No.	Name of Building	Address	Structure	Completion	Measurement	Capacity	(RMB /m2)	Value	Net Value

1	Water pump room of warehouse for international freight	199 Kong Gang Liu Road	Brick-concrete	1999/12/31	m2	214.00	822.81	176,081.64	71,701.80

2	Garage of warehouse for international freight	199 Kong Gang Liu Road	Bent frame	1999/12/31	m2	1,058.00	666.09	704,719.02	286,967.52

3	Security room of warehouse for international freight	199 Kong Gang Liu Road	Brick-concrete	1999/12/31	m2	120.00	666.09	79,930.38	32,548.38

4	Fire services duty room of warehouse for international freight	199 Kong Gang Liu Road	Brick-concrete	1999/12/31	m2	90.00	677.98	61,018.50	27,344.22

11	Hongqiao Hairdressing Salon	199 Kong Gang Liu Road	Brick-concrete	2003/3/1	m2	53.46	2,018.67	107,918.00	61,687.25

14	Freight warehouses No. 1 and 2 of warehouse for international freight	199 Kong Gang Liu Road	Bent frame	1999/12/31	m2	8,487.00	1,529.84	12,983,785.94	5,287,186.69

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

(IX)	Some software, which were included under the intangible assets – other intangible assets of China Cargo Airlines Co., Ltd. included in the scope of evaluation, are no longer in use, and the details are shown in the following table:

Unit: RMB

			Legal/
			Estimated
		Date	useful	Original	Book
No.	Content or Name	Acquired	life	book value	value	Used?

1	Quality Software (品質軟件)	2007/10/01	5	210,314.20	–	No

2	Symantec Anti-virus software (賽門鐵克防毒軟件)	2008/12/01	3	118,000.00	–	No

6	Deli Telex User-end Software (得力電傳終端客戶端軟件)	2009/06/01	5	14,000.00	–	No

7	Huiling Human Resources Management Software – Attendance Module (匯領人力資源管理軟件– 考勤模塊)	2009/09/01	5	30,000.00	–	No

9	Cost and Revenue Recording and Analysing System (FINE) 成本收入核算分析系統)	2010/04/06	5	1,216,000.00	–	No

10	777 Flight Quality Control Software (777飛行品質監控 軟件)	2010/10/15	5	100,000.00	–	No

12	Systems of anti-tampering of webpages and firewall (網頁防篡改、防火墻系統)	2011/07/01	5	45,000.00	–	No

14	Staff Housing Management Information System (職工住房管理信息系統)	2011/12/01	5	52,500.00	4,375.00	No

17	Access Control Management System (門禁管理系統)	2012/03/01	5	40,776.70	4,927.21	No

19	Data Centre Project Phase 1 (數據中心項目一期)	2012/7/2	5	4,225,760.68	845,152.24	No

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

			Legal/
			Estimated
		Date	useful	Original	Book
No.	Content or Name	Acquired	life	book value	value	Used?

21	Intelligent Scheduling Software System for Shanghai Cargo Airlines Crew (上貨航機組智能 排班軟件系統)	2012/10/22	5	548,000.00	137,000.11	No

23	Intranet Platform (JEDI) (內網平台)	2013/1/28	5	2,933,773.58	880,131.99	No

25	Hanwei ITSM System (翰緯ITSM系統)	2013/5/13	5	284,324.62	104,252.46	No

26	Project of Integration of 3 Airlines in Website of Flight Preparation (飛行準備網三航整 合項目)	2013/7/8	5	548,485.93	219,394.43	No

27	Project of Full Implementation of eHR (eHR全面實施項目)	2013/7/11	5	1,551,660.36	620,664.05	No

28	Yichi ULD Tracking System (易持ULD跟蹤系統)	2012/9/3	5	384,320.39	89,674.76	No

29	eHR Human Resource Management System (Phase 1) (eHR一期人力資源管理系統)	2013/11/4	5	809,221.68	377,636.75	No

30	Online E-Commerce Platform System (電子商務平台網上營業 廳系統)	2013/12/2	5	598,500.00	289,275.00	No

32	Original Great Wall Airlines Software (原長城航軟件)	2011/05/31	5	802,295.43	–	No

33	Original Implementation of Intangible Assets of Shanghai Cargo Airlines (原上貨航無形資產導入)	2011/05/31	5	343,478.00	–	No

34	Kabo E-Commerce Platform (卡波電子商務平台)	2016/1/1	5	30,000.00	30,000.00	No

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The appraised value of the aforementioned unused software in this evaluation was 0.

(X)	Within the table of vehicles particulars reported by Eastern Air Logistics Co., Ltd. and its subsidiary units, it was confirmed that there were discrepancies between the financial statement of vehicles and ownership of auto licenses. For details, please refer to the table of assets of Eastern Air Logistics Co., Ltd. and its subsidiary units’ particulars.

(XI)	A commodity house of Shanghai Eastern Airlines Transport Co., Ltd. located in Suzhou City was included in the scope of evaluation. Its name of title holder was Shanghai Eastern Airlines Transport Services Co., Ltd., which was different from the name of owner of the asset. According to Notice on Pre-approval of Change of Name of Enterprises approved by the Shanghai Administration for Industry and Commerce in April 2013, the name of Shanghai Eastern Airlines Transport Services Co., Ltd. was changed to Shanghai Eastern Airlines Transport Co., Ltd., hence the name of title holder of that property was the name previously used by Shanghai Eastern Airlines Transport Co., Ltd. Shanghai Eastern Airlines Transport Co., Ltd., the appraised entity, had committed that the ownership of the property was clear and no dispute existed, and shall be willing to bear the relevant legal responsibilities for any issues raised by the ownership of that portion of properties. The evaluation was carried out under the prerequisite that the ownership is clear from any dispute.

Details of difference in the name of title holder and name of owner of the property were as follows:

					Year/
			Owner of the		Month of	GFA
No.	Name of Building	Title holder	Property	Structure	Completion	(sq.m.)

1	Building (Suzhou Dajun Garden 3-1702)	Shanghai Eastern Airlines Transport Services Co., Ltd.	Shanghai Eastern Airlines Transport Co., Ltd.	Frame	2005/12/20	90.03

	Total					90.03

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

We particularly emphasize that the valuation opinion is only a reference for the value of their equity transaction, and cannot replace the decision as to prices to be made by the parties in the equity transactions.

This report and its conclusion are exclusively used for the valuation purposes set by this report but not for other purposes.

According to the relevant national requirements, this valuation report is valid for 1 year, from 30 June 2016 (valuation reference date) to 29 June 2017.

Note 1:

According to the Descriptions of Assets Valuation issued by us on the same date, the details of evaluation result using the income approach are as follows:

	Book value of	Evaluated by
	long-term	Income
Name of appraised entities	equity	Approach

Shanghai Eastern Airlines Transport Co., Ltd.	34,495,788.85	204,705,361.76
China Eastern Express Co., Ltd.	26,557,920.20	102,334,704.53
China Cargo Airlines Co., Ltd.	0	-399,033,042.08

Total	61,053,709.05

After evaluation, the book value of long-term investment for these 3 companies amounted to RMB61,053,709.05 and the result of the evaluation was RMB307,040,066.29, among which the evaluation result of all shareholders’ equity in China Cargo Airlines Co., Ltd. based on the income approach amounted to RMB-399,033,042.08. According to the Company Law, all the shareholders’ equities in a company with limited liability cannot fall below 0. Hence, the appraised value of long-term equity investment of China Cargo Airlines Co., Ltd. was 0. Meanwhile, as China Cargo Airlines Co., Ltd. had been insolvent for a long time, Eastern Air Logistics Co., Ltd. committed to provide financial support for the continuous operations of China Cargo Airlines Co., Ltd. to ensure that China Cargo Airlines Co., Ltd. could repay the debts within at least 12 months after the valuation reference date when they fell due, and guaranteed the continuous operations without significant scale-down of its operations. Hence the liabilities expected to be borne by Eastern Air Logistics Co., Ltd. is reflected in estimated liabilities. Based on calculation, the relevant estimated liabilities are RMB331,197,424.93, which is equalled to equity interests of RMB399,033,042.08 x 83%.

APPENDIX I	SUMMARY OF VALUATION REPORT OF EASTERN LOGISTICS

The value of overall operating assets of Shanghai Eastern Airlines Transport Co., Ltd. and China Eastern Express Co., Ltd., calculated through adding up the discounted values with the adoption of an appropriate discount rate, is based on the free net cashflow of the respective entities of certain years in the future. After some analysis, the free cashflow of Shanghai Eastern Airlines Transport Co., Ltd. and China Eastern Express Co., Ltd. for the forecaset period are summarized in the following table:

Unit: RMB

	July-December					2021 and
Name of Company	2016	2017	2018	2019	2020	beyond

Shanghai Eastern Airlines Transport Co., Ltd.	1,671,014.48	23,407,314.14	17,217,684.21	19,097,978.80	20,098,696.20	19,110,452.90

China Eastern Express Co., Ltd.	2,691,261.30	5,152,623.31	-7,139,986.92	-1,851,951.25	3,625,490.44	16,178,733.26

According to the estimated cashflow of the two companies in the above, Shanghai Eastern Airlines Transport Co., Ltd. was discounted with a discount rate of 13.47%, so the value of overall operating assets of Shanghai Eastern Airlines Transport Co., Ltd. amounted to RMB145.9858 million; China Eastern Express Co., Ltd. was discounted with a discount rate of 13.92%, so the value of overall operating assets of China Eastern Express Co., Ltd. amounted to RMB154.3268 million. The values of all shareholders’ equity in Shanghai Eastern Airlines Transport Co., Ltd. and China Eastern Express Co., Ltd., which was the value of the overall operating assets of each company with the addition of the respective surplus assets and non-operating assets less the interest-bearing liabilities, were RMB204.7054 million and RMB102.3347 million respectively.

APPENDIX II	LETTER FROM ERNST & YOUNG ON THE RELEVANT VALUATION

The following is the text of a letter from the Company’s reporting accountants, Ernst & Young, Certified Public Accountants, Hong Kong, relating to the Relevant Valuation, for, amongst other purposes, inclusion in the announcement of the Company dated 19 December 2016 and this circular in connection with the Disposal.

REPORT FROM REPORTING ACCOUNTANTS ON THE DISCOUNTED CASH FLOW FORECASTS IN CONNECTION WITH THE VALUATION OF ENTIRE EQUITY INTEREST IN EASTERN AIR LOGISTICS CO., LTD.

To the Directors of China Eastern Airlines Corporation Limited

We have been engaged to report on the arithmetical accuracy of the calculations of the discounted cash flow forecasts (the “Forecast”) on which the valuation dated 6 October 2016 prepared by Beijing Pan-China Assets Appraisal Co., Ltd. (the “Valuer”) in respect of Shanghai Eastern Airlines Transport Co., Ltd. (“Shanghai Eastern Transport”), China Eastern Express Co., Ltd. (“Eastern Express”) and China Cargo Airlines Co., Ltd. (“China Cargo Airlines”) as at 30 June 2016 is based. The valuation is set out in the announcement of China Eastern Airlines Corporation Limited (the “Company”) dated 19 December 2016 (the “Announcement”) in connection with the disposal of entire equity interest in Eastern Air Logistics Co., Ltd. (the “Target”) which is the holding company of Shanghai Eastern Transport, Eastern Express, China Cargo Airlines. The valuation based on the Forecast is regarded by The Stock Exchange of Hong Kong Limited as a profit forecast under paragraph 14.61 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Directors’ Responsibilities

The directors of the Company (the “Directors”) are solely responsible for the Forecast. The Forecast has been prepared using a set of bases and assumptions (the “Assumptions”), the completeness, reasonableness and validity of which are the sole responsibility of the Directors. The Assumptions are set out in the section headed “Principal Assumptions Adopted in the Valuation of the Long-Term Equity Investments of Eastern Logistics in the Valuation Report” of the Announcement.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies Hong Kong Standard on Quality Control 1 Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

APPENDIX II	LETTER FROM ERNST & YOUNG ON THE RELEVANT VALUATION

Reporting Accountants’ Responsibilities

Our responsibility is to express an opinion on the arithmetical accuracy of the calculations of the Forecast based on our work. The Forecast does not involve the adoption of accounting policies.

We conducted our engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) Assurance Engagements Other Than Audits or Reviews of Historical Financial Information issued by the HKICPA. This standard requires that we plan and perform our work to obtain reasonable assurance as to whether, so far as the arithmetical accuracy of the calculations are concerned, the Directors have properly compiled the Forecast in accordance with the Assumptions adopted by the Directors. Our work consisted primarily of checking the arithmetical accuracy of the calculations of the Forecast prepared based on the Assumptions made by the Directors. Our work is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing issued by the HKICPA. Accordingly, we do not express an audit opinion.

We are not reporting on the appropriateness and validity of the Assumptions on which the Forecast are based and thus express no opinion whatsoever thereon. Our work does not constitute any valuation of the Target. The Assumptions used in the preparation of the Forecast include hypothetical assumptions about future events and management actions that may or may not occur. Even if the events and actions anticipated do occur, actual results are still likely to be different from the Forecast and the variation may be material. Our work has been undertaken for the purpose of reporting solely to you under paragraph 14.62(2) of the Listing Rules and for no other purpose. We accept no responsibility to any other person in respect of our work, or arising out of or in connection with our work.

Opinion

Based on the foregoing, in our opinion, so far as the arithmetical accuracy of the calculations of the Forecast is concerned, the Forecast has been properly compiled in all material respects in accordance with the Assumptions adopted by the Directors.

Ernst & Young

Certified Public Accountants

22/F, CITIC Tower, 1 Tim Mei Avenue, Central,

Hong Kong

19 December 2016

APPENDIX III	LETTER FROM THE BOARD ON THE RELEVANT VALUATION

The following is the text of the letter from the Board relating to the Relevant Valuation, for, amongst other purposes, inclusion in the announcement of the Company dated 19 December 2016 and this circular in connection with the Disposal.

19 December 2016

To:	Listing Division
The Stock Exchange of Hong Kong Limited
11/F, One International Finance Centre,
1 Harbour View Street, Central, Hong Kong

Dear Sir or Madam,

Company: China Eastern Airlines Corporation Limited (the “Company”)

Re:	The letter required under Rule 14.62(3) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)

Reference is made to the announcement of the Company dated 29 November 2016, which mentioned a valuation report (the “Valuation Report”) dated 6 October 2016 prepared by Beijing Pan-China Assets Appraisal Co., Ltd* (北京天健興業資產評估有限公司) (the “Valuer” ) on the appraised value, as of 30 June 2016, of 100% equity interest in 東方 航空物流有限公司 (Eastern Air Logistics Co., Ltd.*) ( “Eastern Logistics”).

The board of directors of the Company (the “Board”) has reviewed the valuation basis and assumptions set out in the Valuation Report, for which the Valuer is responsible. The Board has also considered the letter issued by the Company’s reporting accountants, Ernst & Young, on 19 December 2016, in respect of the calculations upon which the valuation of Shanghai Eastern Airlines Transport Co., Ltd.* (上海東方航空運輸有限公司), China Eastern Express Co., Ltd.* (上海東航快遞有限公司) and China Cargo Airlines Co., Ltd.* (中國貨運航空有限公司) (the “Relevant Valuation”) is based.

On the basis of the foregoing, as required under Rule 14.62(3) of the Listing Rules, the Board confirms that the Relevant Valuation in the Valuation Report has been made after due and careful enquiry.

On behalf of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

*	For identification purpose only

– III-1 –

APPENDIX IV	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of	Capacity in
		shares held –	which the
		Personal	A shares
Name	Position	interest	were held

Liu Shaoyong	Chairman and Authorised Representative	0	–
Ma Xulun	Vice Chairman, President	0	–
Li Yangmin	Director, Vice President	3,960 A shares (Note 1)	Beneficial owner
Xu Zhao	Director	0	–
Gu Jiadan	Director	0	–
Tang Bing	Director, Vice President	0	–
Tian Liuwen	Director, Vice President	0	–
Li Ruoshan	Independent non-executive Director	0	–
Ma Weihua	Independent non-executive Director	0	–
Shao Ruiqing	Independent non-executive Director	0	–
Cai Hong	Independent non-executive	0	–
Ping	Director
Xi Sheng	Chairman of the Supervisory Committee	0	–
Ba Shengji	Supervisor	0	–
Hu Jidong	Supervisor	0	–
Jia Shaojun	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–

APPENDIX IV	GENERAL INFORMATION

		Number of	Capacity in
		shares held –	which the
		Personal	A shares
Name	Position	interest	were held

Wu Yongliang	Vice President, Chief Financial Officer	3,696 A shares (Note 2)	Beneficial owner
Feng Liang	Vice President	0	–
Sun Youwen	Vice President	62,731 A shares (Note 3)	Beneficial owner
Wang Jian	Board Secretary, Company Secretary and Authorised Representative	0	–

Note 1:	representing approximately 0.000027% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2:	representing approximately 0.000026% of the Company’s total issued shares as at the Latest Practicable Date.

Note 3:	representing approximately 0.00043% of the Company’s total issued shares as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director), Mr. Xi Sheng (a supervisor and the Chairman of the Supervisory Committee of the Company), Mr. Ba Shengji (a supervisor of the Company) and Mr. Jia Shaojun (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX IV	GENERAL INFORMATION

EXPERT STATEMENT

This circular includes statement(s) made by the following experts:

Name	Qualification

Octal Capital Limited	a licensed corporation for carrying out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

Ernst & Young	Certified Public Accountants in Hong Kong

Beijing Pan-China Assets Appraisal Co., Ltd.	Qualified PRC valuer

Each of the above-mentioned experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

To the best of the Directors’ knowledge, each of the above-mentioned experts is a third party independent from the Company and its connected persons.

As at the Latest Practicable Date, each of the above-mentioned experts did not have any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the above-mentioned experts was beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

APPENDIX IV	GENERAL INFORMATION

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2015 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited consolidated financial statements of the Group were made up.

DOCUMENTS FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the Latest Practicable Date:

(a)	the letter from the Independent Board Committee, as set out in this circular;

(b)	the letter from Octal Capital, the Independent Financial Adviser, as set out in this circular;

(c)	the Valuation Report (with relevant appendices) on Eastern Logistics prepared by the Valuer, the summary of which is set out in Appendix I to this circular;

(d)	the letter from Ernst & Young on the Relevant Valuation, the text of which is set out in Appendix II to this circular;

(e)	the letter from the Board on the Relevant Valuation, the text of which is set out in Appendix III to this circular;

(f)	the consent letters referred to in the section headed “Expert Statement” in this Appendix IV;

(g)	the Disposal Agreement; and

(h)	this circular.

– IV-4 –